TOTAL NO. OF PAGES = 55

03031017

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Dated September 8, 2003

9/8/03

MILLEA HOLDINGS, INC.
(Translation of Registrant's name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:
Yes [X] No [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [X]

Table of Documents Submitted

Item

1. Annual Report of Millea Holdings for the Year Ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

September 8, 2003

By: /s/ TETSUYA UNNO
Tetsuya Unno
General Manager of Corporate Legal and Risk Management Department

Millea Holdings, Inc.
2003

Annual Report to Holders of American Depositary Shares
For the Year Ended March 31, 2003

Millea Holdings is subject to the information requirements of the United States Securities Exchange Act of 1934. In accordance with those requirements, Millea Holdings files with the SEC annual reports on Form 20-F and furnishes to the SEC other material information on Form 6-K. Our annual report on Form 20-F and other reports are available free of charge on the SEC's website (www.sec.gov).

Financial Highlights

Years ended March 31	(Yen in millions) 2003	2002	(Dollars in thousands) 2003
Property and Casualty Net Premiums Written	**¥ 1,898,557**	¥1,381,483	**$15,821,308**
Life Premiums (Note 3)	**262,486**	209,208	**2,187,383**
Net Investment Income (Note 3)	**108,311**	104,681	**902,592**
Net Income	**378,017**	160,717	**3,150,142**
Total Assets at year-end (Note 3)	**10,893,363**	8,559,177	**90,778,025**
Stockholders' Equity at year-end	**2,824,316**	2,509,694	**23,535,967**

Net Premiums Written
(Yen in billions)


1,305.1
1,298.0
1,323.9
1,381.5
1,898.6
'99 '00 '01 '02 '03

Net Investment Income (Note 3)
(Yen in billions)


93.3
143.7
127.9
104.7
108.3
'99 '00 '01 '02 '03

Net Income (Note 3)
(Yen in billions)


138.8
81.8
88.7
160.7
378.0
'99 '00 '01 '02 '03

Total Assets (Note 3)
(Yen in billions)


7,779.6
8,174.3
8,216.7
8,559.2
10,893.4
'99 '00 '01 '02 '03

Note 1: Millea Holdings' financial results for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.
Note 2: U.S. dollar amounts in this Annual Report have been translated from yen, for convenience only, at the rate of ¥120=U.S. $1.
Note 3: See note 2 "RESTATEMENTS AND RECLASSIFICATIONS" to consolidated financial statements.

Contents

To Our Shareholders

Operating Environment

During the fiscal year ended March 31, 2003, a slowdown in the global economy had a negative impact on exports and manufacturing activity in the sluggish Japanese economy, resulting in a continuing high unemployment rate. As the economy showed few signs of recovery, the stock market continued to decline.

Insurance Sector Trends

In the property and casualty insurance sector, amid challenging market conditions mirroring the sluggish Japanese economy, recently merged insurance companies struggled to increase the efficiency of their operations and improve their products and services.

In the life insurance sector, severe conditions persisted, as many companies were unable to stop a slide in their insurance-in-force and were confronted with the problem of a negative yield gap due to low interest rates.

Millea Holdings Management Policy

Under the above operating environment, Millea Holdings was established as an insurance holding company on April 2, 2002, having The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") and The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire") as its wholly owned operating subsidiaries. Millea Holdings aims to turn the Millea Group into a leading global insurance group. As a management policy, the Group aims to meet the "security and safety" needs of all of its customers by taking advantage of the strengths and characteristics of each subsidiary.



Kunio Ishihara
President

Tomio Higuchi
Chairman

Millea Holdings Business Plan

Millea Holdings has formulated a business plan centered on the objectives of increasing earnings in its core property and casualty and life insurance businesses, and expanding the business operations to include high-profit and high-growth areas. The objective of the business plan is to build a solid earnings base for property and casualty and life insurance operations by further strengthening the domestic property and casualty insurance business and allocating additional management resources to life insurance operations. The plan focuses on four areas of core operations, property and casualty insurance, life insurance, overseas insurance business mainly in Asia, and other businesses with significant synergies with insurance operations. Millea Holdings aims to optimize its business portfolio and to improve return on equity (ROE). Through the implementation of the plan, Millea Holdings aims to maximize the corporate value of the Group. In addition to the foregoing, Millea Holdings, as a holding company, establishes fundamental Group policies for compliance and risk management and oversees internal audits of its subsidiaries.

The Kyoei Mutual Fire & Marine Insurance Company (currently Kyoei Fire & Marine Insurance Co., Ltd.) and Asahi Mutual Life Insurance Company, the two companies which aimed to integrate their businesses under Millea Holdings, cancelled their planned integration.

The following sections report on the results of our efforts in our core businesses during the fiscal year ended March 31, 2003.

Property and Casualty Insurance Business

The property and casualty insurance business is the largest source of earnings for the Millea Group. Millea Holdings aims to solidify the business position of the Group by working to strengthen underwriting and to increase efficiency as well as sales. Millea Holdings has announced the planned merger of Tokio Marine and Nichido Fire, subject to the approval of relevant government authorities, to form Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido") as of October 1, 2004. The objective of the merger is to maximize the corporate value of the Millea Group by creating synergies across the Group, promoting a growth strategy that combines the strengths of both companies and increasing efficiency through a larger scale of business. The primary business mission of Tokio Marine & Nichido will be to provide customers with the highest quality products and services. In order to achieve this, three in-house companies are planned to be established for personal, commercial and automobile dealer insurance operations. The in-house company system aims to improve the expertise and flexibility in each sales channel and market, thereby maximizing the strengths of each business. Based on this strategy, Tokio Marine & Nichido intends to further increase customer satisfaction.

The integration of Tokio Marine's and Nichido Fire's products, back offices and systems has already commenced and has made steady progress. The two companies have already integrated their automobile insurance products, the largest class of business, and are continuing to integrate their products and services in fire, personal accident and other classes of insurance business. Millea Holdings understands that the integration of products, back offices and systems carries significant management risk, and has therefore played a significant role in managing the integration, involving the management across the relevant divisions of both Tokio Marine and Nichido Fire. As a result, the integration has moved forward successfully.

Much to our regret, in 2002 Nichido Fire received administrative dispositions from the Japanese Financial Services Agency pursuant to the Insurance Business Law. Taking the incident very seriously, Millea Holdings is making the utmost effort to prevent a reoccurrence by improving compliance functions throughout the Millea Group.

Life Insurance Business

Millea Holdings aims for further growth in the life insurance business as a core business of the Millea Group. To strengthen its life insurance subsidiaries, Millea Holdings made The Tokio Marine Life Insurance Company, Limited ("Tokio Marine Life", a former subsidiary of Tokio Marine) and The Nichido Life Insurance Company, Limited ("Nichido Life", a former subsidiary of Nichido Fire) directly owned subsidiaries on April 1, 2003. Subject to the approval of relevant government authorities, the two companies will be merged into Tokio Marine & Nichido Life Insurance Co., Ltd. on October 1, 2003. As a result, Millea Holdings' life insurance business is expected to work more closely with the property and casualty insurance subsidiaries, thereby increasing productivity and efficiency.

Overseas Insurance Business

Millea Holdings is working aggressively to expand its overseas insurance business with a focus on the Asian market, which is expected to be a window to high profitability and growth in the future. To expedite growth in the Asian insurance business, Millea Asia Pte. Ltd. ("Millea Asia") was launched as an intermediate holding company in Singapore, in December 2002. Millea Holdings transferred the Asian insurance operations of Tokio Marine to Millea Asia in April 2003. Millea Asia is responsible for new business development in the region. In December 2002, Millea Asia invested in Newa Insurance Co., Ltd., a property and casualty insurance company in Taiwan. In April 2003, Millea Asia signed an agreement concerning the investment in Sino Life Insurance Co., Ltd., a life insurer in China, jointly with Tokio Marine.

Other Businesses

Millea Holdings is promoting other businesses that have significant synergies with insurance operations, comprising asset management, health care and senior-citizen-related services, risk consulting and staffing services. As a part of its efforts in these businesses during the fiscal year ended March 31, 2003, Millea Holdings established Millea Real-Estate-Risk Management, Inc. in February 2003, as a real estate investment advisory company. Accordingly, the Millea Group is expanding its expertise in asset management to the field of real estate investment in an effort to increase Group earnings. Moreover, Millea Holdings made Tokio Marine's and Nichido Fire's affiliated staffing companies its direct subsidiaries in March 2003, and merged its four staffing subsidiaries in July 2003 to grow its staffing and human resources related business.

Tokio Marine and Nichido Fire

Start of Medium-Term Plans

Tokio Marine and Nichido Fire have started their two-year medium-term management plans from the fiscal year under review. The two companies made concerted efforts to advance marketing and tackle various issues under their respective medium-term plans.

Launch of "Super Insurance" and "Super Business Insurance"

Tokio Marine and Nichido Fire began selling "Super Insurance", a jointly developed product, during the fiscal year under review. "Super Insurance" fully integrates property and casualty and life insurance products. Tokio Marine and Nichido Fire intend to offer lifetime security to their customers through the marketing of this product, which is a new business approach. For their corporate customers, Tokio Marine and Nichido Fire released "Super Business Insurance", which was also jointly developed. "Super Business Insurance" offers comprehensive coverage for various risks faced by corporations.

Over-the-Counter Sales at Banks

The range of property and casualty and life insurance products eligible for over-the-counter sales at banks was expanded during the fiscal year ended March 31, 2003 as a result of further deregulation. The property and casualty and life insurance subsidiaries of the Millea Group achieved significant results from their efforts to market their products at banks.

Agents On-Line

The Group has made efforts in developing the on-line systems for agents to increase work efficiency and strengthen sales capabilities at both insurance companies and agents. During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire began to develop "Millea Partners Net", a new on-line system for agents utilizing broadband communications.

Asset Management

During the fiscal year ended March 31, 2003, Tokio Marine and Nichido Fire continued to enhance the sophistication of their risk management while enhancing investment returns. To cover payments of claims and maturity refunds, the companies further reinforced asset stability and liquidity. Both Tokio Marine and Nichido Fire have made progress in reducing their equity holdings, and during the fiscal year under review, Tokio Marine sold approximately 200 billion yen in shares through exchange traded funds. Tokio Marine also engaged in defined contribution pension plan and investment trust operations as a part of its asset management business.

Business and Capital Tie-Ups between Tokio Marine and Nisshin Fire

Tokio Marine agreed with The Nisshin Fire and Marine Insurance Company, Limited ("Nisshin Fire") to form business alliances for products and services and on a capital tie-up. By the end of March 2005, Tokio Marine intends to acquire approximately one-third of the total outstanding shares of Nisshin Fire. Millea Holdings believes that this business and capital tie-up is meaningful from the perspective of further strengthening the positive and cooperative relationship between the two companies. It allows for the acquisition of expertise while lending support to Nisshin Fire's retail sales strategy, and opens up sales opportunities for the Millea Group's life insurance products through Nisshin Fire's distribution channels.

Tokio Marine Life and Nichido Life

By the end of December 2002, Tokio Marine Life had achieved a milestone by surpassing the one-million mark for its number of policies in-force written for individual life and annuity insurance. Moreover, Tokio Marine Life released "Medical Mini", a medical insurance product featuring simplified terms and conditions at an affordable price, thereby continuing to expand its business during the fiscal year ended March 31, 2003. Likewise, Nichido Life also increased its number of policies in-force.

Results for the Fiscal Year Ended March 31, 2003

Millea Holdings' operating income for the fiscal year ended March31, 2003 increased by ¥529.9 billion from the previous fiscal year to ¥2,178.5 billion, primarily including property and casualty insurance premiums earned of ¥1,761.0 billion, life premiums of ¥262.5 billion, net investment income of ¥108.3 billion, realized losses on investments of ¥29.9 billion, and gains on derivatives of ¥76.6 billion.

Operating costs and expenses amounted to ¥1,977.1 billion, primarily including losses, claims and loss adjustment expenses of ¥1,030.1 billion, policy acquisition costs of ¥571.1 billion, policy benefits and losses for life of ¥223.3 billion, and other operating expenses of ¥96.7 billion.

As a result, income before income tax expense, extraordinary items and cumulative effect of accounting changes amounted to ¥201.3 billion, an increase of ¥92.6 billion or 85.3% from the previous fiscal year. The main reason for this increase was improvement in underwriting results and increase in gains on derivatives that are mainly utilized in Millea Holdings' hedging activities for asset and liability management. Income tax expense increased by ¥38.2 billion to ¥71.6 billion.

Net income for the year amounted to ¥378.0 billion, an increase of ¥217.3 billion or 135.2% from the previous fiscal year. Net income for the year includes extraordinary items amounting to ¥248.3 billion, which is unallocated negative goodwill arising from the business combination with Nichido Fire.

Readers should note that the financial results for the previous fiscal year represent those of Tokio Marine, as predecessor to Millea Holdings.

Looking Ahead

During the fiscal year ending March 31, 2004, adverse conditions are expected to prevail in the Japanese economy amid uncertainty for the outlook of the global economy, conservative capital investment at corporations, and weak consumer confidence.

In the insurance industry, we expect companies to compete in terms of various service offerings, products and premium rates while making their operations more efficient.

Millea Holdings aims to maximize the corporate value of the Group through the initiatives and targets outlined in its business plans, while bolstering risk management and compliance functions. In addition, we aim to advance the merger of Tokio Marine and Nichido Fire as well as that of Tokio Marine Life and Nichido Life.

All of our Group management and employees are doing their best at coordinating efforts to improve the profitability, growth potential and soundness of the Millea Group. We thank you for your continued guidance and support.

Interview: Kunio Ishihara, President

Q What is the main purpose of merging Tokio Marine and Nichido Fire?

A. The main reason behind the merger decision was an urgent need to stay in step with the quickening pace of change in our operating environment in order to increase the corporate value of the Millea Group.

The property and casualty insurance industry in Japan is becoming extremely competitive, with participation from other industries and foreign corporations, owing to the rapid liberalization and deregulation in the industry. The industry is now entering an era where customers choose an insurance company based on their own criteria. In order to manage business operations from the customers' standpoint amid these rapid changes, we believe it is necessary to generate greater synergies within the Millea Group by achieving higher efficiencies through a larger business scale, and to advance a growth strategy that combines the strengths of both companies. For these reasons, we decided to establish a new company through the merger of the two property and casualty insurance companies, based on new management perspectives.



Q What are the primary objectives of the new company?

A. The new company will be a world-class property and casualty insurance company in terms of sales scale, customer base, and financial soundness. We will make every effort to make the new company into one that emphasizes customer satisfaction and creates added value from the customers' viewpoint by providing the finest products and services to our customers.

To achieve these objectives, we are introducing an in-house company structure that comprises divisions of units along the lines of Personal (regional business division), Commercial (corporate business division) and Dealer (automobile manufacturer and dealer business division). This will allow us to respond to the needs of each market in a timely and flexible way. To improve the level of service of our sales network and to better reach our customers, we will focus efforts on raising the expertise of our marketing personnel and aim to expand our support system for 80,000 agents. Through the coordinated efforts of all our agents, we aim to build a highly professional sales network. We also aim to provide the highest quality in claims processing.

Q What is the strategy of the Millea Group in life insurance?

A. Since their establishment in 1996, Tokio Marine Life and Nichido Life have rapidly expanded their operations mainly by cross-selling through property and casualty insurance agents. As a result, the total of both companies' life insurance-in-force surpassed the one million mark in the number of policies and exceeded ¥1 trillion in volume. The two companies have numerous features in common with regard to their infrastructure, including sales channels, products and systems. Consequently, we determined that the merger should generate further improvements in productivity and efficiency.

The business model for the new company seeks to substantially increase life insurance marketing personnel and to bolster sales by agents, thereby improving expertise and sales efficiency. We plan to increase our contact with customers by focusing efforts on expanding our sales network, including individual sales personnel, agents specializing in life insurance and over-the-counter sales at banks.

Q How do you plan to expand overseas insurance operations and other businesses?

A. Overseas insurance operations have focused mainly on marketing to Japanese corporate customers. In the future, we plan to expand the scope of our insurance operations to include non-Japanese customers in the Asian market, which is expected to provide high profitability and growth potential. In December 2002, Millea Asia, a subsidiary in Singapore, was launched as an intermediate holding company overseeing the businesses in the Asian region. We created a structure for managing the Asian insurance operations by transferring the Asian subsidiaries of Tokio Marine to Millea Asia. Millea Asia plans to expand operations by aggressively pursuing tie-ups and M&A opportunities in the Asian region.

In other business operations, we engage in businesses that have significant synergies with insurance operations, such as asset management, health care and senior-citizen-related businesses, and risk consulting. In the fiscal year ended March 31, 2003, we established Millea Real-Estate-Risk Management, making inroads into the real estate investment field for asset management operations. In July 2003, we merged our four staffing service subsidiaries, to concentrate and expand our staffing-related business.

Q What issues will the Millea Group face in the fiscal year ending March 31, 2004?

A. In the insurance industry, further liberalization and deregulation will inevitably stimulate competition between insurance companies. The Millea Group views such an operating environment as a business opportunity, and aims to increase corporate value by expanding profits through aggressive business development and by reducing business costs. In order to achieve this, in the fiscal year ending March 31, 2004, we are faced with the task to efficiently advance the mergers of Tokio Marine and Nichido Fire and of Tokio Marine Life and Nichido Life. All of our employees are working together on the completion of this task. We are paying particular attention to risk management and systems integration so as to avoid any adverse effects on the service we provide to our customers.

Q What are the future prospects of the Millea Group?

A. At present, the Millea Group relies on its domestic property and casualty insurance business for a large portion of its earnings. However, the domestic property and casualty insurance market is maturing and becoming more saturated. To ensure stable earnings and sustained growth, we believe it is necessary to proactively allocate management resources in fields other than the domestic property and casualty insurance. We believe it is important to increase the profit contribution of domestic life insurance operations, overseas insurance operations, and other businesses. Through these initiatives, we aim to increase our corporate value and to become an insurance group that meets every customer's needs for security and safety.

Financial Section

Net premiums written of property and casualty insurance amounted to ¥1,899 billion, an increase of 37.4% from the previous fiscal year, mainly due to the business combination with Nichido Fire and an increase in compulsory automobile liability insurance premiums due to the abolition of the government reinsurance scheme. Net premiums earned amounted to ¥1,761 billion, an increase of 31.1% from the previous fiscal year. Life premiums amounted to ¥262 billion, an increase of 25.5% from the previous fiscal year.

The ratio of losses and claims incurred and related adjustment expenses to premiums earned for property and casualty insurance decreased by 0.9 percentage points to 58.5%. This decrease was due primarily to a decrease in unpaid losses, claims and loss adjustment expenses resulting from foreign currency gains attributable to the appreciation of the yen, as well as to the Company's efforts to improve underwriting results.

Due to the Company's effort to reduce expenses, the ratio of underwriting and administrative expenses incurred to premiums written decreased by 1.7 percentage points to 33.2%.

Net investment income increased by 3.5% to ¥108 billion. Net realized gains on investments decreased to negative ¥30 billion mainly due to the increase in impairment losses on equity securities reflecting the sluggish Japanese equity market. Gains on derivatives increased to ¥77 billion mainly due to the gains on interest rate swaps and currency swaps that are mainly utilized in the Company's hedging activities for asset and liability management.

As a result, income before extraordinary items and cumulative effect of accounting changes increased by 72.3% to ¥130 billion.

Net income increased by 135.2% to ¥378 billion, including extraordinary items representing unallocated negative goodwill arising from the business combination with Nichido Fire in the amount of ¥248 billion. Per American Depositary Share, net income was ¥1,018, compared with ¥519 the fiscal year before.

Investment assets increased by 25.9% to ¥8,345 billion and total assets increased by 27.3% to ¥10,893 billion. Stockholders' equity increased by 12.5% to ¥2,824 billion. Stockholders' equity as a percentage of total assets decreased from 29.3% of the previous fiscal year to 25.9%.

Contents

Net Premiums Written by Line of Insurance
(Yen in billions)


1,305.1
1,298.0
1,323.9
1,381.5
1,898.6
Compulsory Automobile Liability
Other
Personal Accident
Automobile
Fire and Allied Lines
Cargo and Transit
Hull
'99 '00 '01 '02 '03

Net Premiums Written and Loss Ratios
(Yen in billions)

Hull


17.4
14.6
14.0
14.2
14.2
50.7
58.6
60.9
68.0
90.1
'99 '00 '01 '02 '03
Loss Ratio (%)

Cargo and Transit


61.0
52.9
53.0
55.3
62.4
50.3
50.2
52.9
51.7
46.7
'99 '00 '01 '02 '03
Loss Ratio (%)

Fire and Allied Lines


159.2
157.6
159.5
177.6
259.0
50.0
41.2
39.8
35.3
'99 '00 '01 '02 '03
Loss Ratio (%)

Automobile


655.8
664.6
686.7
700.9
898.1
57.2
60.0
62.8
55.6
56.6
'99 '00 '01 '02 '03
Loss Ratio (%)

Personal Accident


132.8
129.1
126.1
121.2
155.1
41.6
43.2
43.3
43.3
42.8
'99 '00 '01 '02 '03
Loss Ratio (%)

Other


174.7
171.8
174.3
197.3
228.9
51.5
59.2
74.0
67.2
56.7
'99 '00 '01 '02 '03
Loss Ratio (%)

Compulsory Automobile Liability


104.1
107.5
110.4
114.9
280.9
59.6
62.9
65.0
65.4
74.4
'99 '00 '01 '02 '03
Loss Ratio (%)

Combined Loss and Expense Ratios
(%)


95.0
98.8
99.8
94.3
91.7
37.2
36.7
36.2
34.9
33.2
Ratio of Expenses to Premiums Written
57.8
62.1
63.6
59.4
58.5
Ratio of Loss and Loss Adjustment Expenses to Premiums Earned
'99 '00 '01 '02 '03

Net Income per ADS
(Yen)


448
264
286
519
1,018
'99 '00 '01 '02 '03

Breakdown of Investment Assets
(%)


Short-Term Investments
7.9
Fixed Maturities
51.8
Other Long-Term Investments
6.7
Policy Loans
0.4
Real Estate
1.0
Equity Securities
30.4
Mortgage Loans on Real Estate
1.8

Millea Holdings' financial results for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Analysis of Insurance Premiums Written—Property and Casualty

Years ended March 31	2003	2002	2001	2000	1999
	(Yen in millions)				
Hull:					
Direct premiums written	**¥ 19,173**	¥ 19,451	¥ 16,554	¥ 17,342	¥ 20,042
Reinsurance premiums assumed	**9,390**	8,961	6,927	7,673	9,656
Reinsurance premiums ceded	**14,363**	14,212	9,520	10,461	12,317
Net premiums written	**14,200**	14,200	13,961	14,554	17,381
Ratio to total all lines	**0.75%**	1.03%	1.05%	1.12%	1.33%
Cargo and Transit:					
Direct premiums written	**¥ 67,660**	¥ 59,964	¥ 59,317	¥ 57,734	¥ 65,575
Reinsurance premiums assumed	**4,458**	3,960	2,751	3,041	5,256
Reinsurance premiums ceded	**9,745**	8,631	9,029	7,885	9,795
Net premiums written	**62,373**	55,293	53,039	52,890	61,036
Ratio to total all lines	**3.29%**	4.00%	4.01%	4.07%	4.68%
Fire and Allied Lines:					
Direct premiums written	**¥ 290,189**	¥ 198,155	¥ 189,755	¥ 184,282	¥ 185,763
Reinsurance premiums assumed	**36,630**	24,067	10,881	11,389	12,846
Reinsurance premiums ceded	**67,838**	44,587	41,171	38,077	39,403
Net premiums written	**258,981**	177,635	159,465	157,594	159,206
Ratio to total all lines	**13.64%**	12.86%	12.05%	12.14%	12.20%
Automobile:					
Direct premiums written	**¥ 909,341**	¥ 708,532	¥ 695,711	¥ 672,154	¥ 662,867
Reinsurance premiums assumed	**6,374**	3,146	1,509	2,889	3,380
Reinsurance premiums ceded	**17,596**	10,788	10,554	10,451	10,402
Net premiums written	**898,119**	700,890	686,666	664,592	655,845
Ratio to total all lines	**47.31%**	50.73%	51.86%	51.20%	50.25%
Personal Accident:					
Direct premiums written	**¥ 157,434**	¥ 125,183	¥ 130,608	¥ 131,526	¥ 135,555
Reinsurance premiums assumed	**2,954**	379	216	308	316
Reinsurance premiums ceded	**5,311**	4,335	4,756	2,760	3,028
Net premiums written	**155,077**	121,227	126,068	129,074	132,843
Ratio to total all lines	**8.17%**	8.78%	9.52%	9.94%	10.18%
Other:					
Direct premiums written	**¥ 235,025**	¥ 204,773	¥ 184,605	¥ 181,243	¥ 180,789
Reinsurance premiums assumed	**53,121**	37,595	15,611	17,525	19,205
Reinsurance premiums ceded	**59,222**	45,033	25,881	26,963	25,275
Net premiums written	**228,924**	197,335	174,335	171,805	174,719
Ratio to total all lines	**12.05%**	14.28%	13.17%	13.25%	13.38%
Total (excluding compulsory automobile liability):					
Direct premiums written	**¥1,678,822**	¥1,316,058	¥1,276,550	¥1,244,281	¥1,250,591
Reinsurance premiums assumed	**112,927**	78,108	37,895	42,825	50,659
Reinsurance premiums ceded	**174,075**	127,586	100,911	96,597	100,220
Net premiums written	**1,617,674**	1,266,580	1,213,534	1,190,509	1,201,030
Ratio to total all lines	**85.21%**	91.68%	91.66%	91.72%	92.02%
Compulsory Automobile Liability:					
Direct premiums written	**¥ 308,641**	¥ 193,557	¥ 191,811	¥ 186,911	¥ 179,179
Reinsurance premiums assumed	**212,420**	60,254	56,222	54,361	53,035
Reinsurance premiums ceded	**240,178**	138,908	137,660	133,797	128,106
Net premiums written	**280,883**	114,903	110,373	107,475	104,108
Ratio to total all lines	**14.79%**	8.32%	8.34%	8.28%	7.98%
Total All Lines:					
Direct premiums written	**¥1,987,463**	¥1,509,615	¥1,468,361	¥1,431,192	¥1,429,770
Reinsurance premiums assumed	**325,347**	138,362	94,117	97,186	103,694
Reinsurance premiums ceded	**414,253**	266,494	238,571	230,394	228,326
Net premiums written	**1,898,557**	1,381,483	1,323,907	1,297,984	1,305,138
Ratio to total all lines	**100.00%**	100.00%	100.00%	100.00%	100.00%

Millea Holdings' financial results for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Loss and Expense Ratios—Property and Casualty

(1) All Lines Other than Compulsory Automobile Liability:

Years ended March 31	2003	2002	2001	2000	1999
	(Yen in millions)				
Hull:					
Net premiums written	¥ **14,200**	¥ 14,200	¥ 13,961	¥ 14,554	¥ 17,381
Premiums earned	**14,477**	13,709	14,102	15,260	19,351
Losses incurred	**13,050**	9,327	8,584	8,942	9,809
Loss ratio	**90.1%**	68.0%	60.9%	58.6%	50.7%
Cargo and Transit:					
Net premiums written	¥ **62,373**	¥ 55,293	¥ 53,039	¥ 52,890	¥ 61,036
Premiums earned	**62,017**	53,864	52,990	53,455	62,644
Losses incurred	**28,939**	27,854	28,009	26,817	31,527
Loss ratio	**46.7%**	51.7%	52.9%	50.2%	50.3%
Fire and Allied Lines:					
Net premiums written	¥ **258,981**	¥ 177,635	¥ 159,465	¥ 157,594	¥ 159,206
Premiums earned	**239,318**	162,627	153,695	143,900	148,441
Losses incurred	**84,363**	64,706	63,267	86,836	74,253
Loss ratio	**35.3%**	39.8%	41.2%	60.3%	50.0%
Automobile:					
Net premiums written	¥ **898,119**	¥ 700,890	¥ 686,666	¥ 664,592	¥ 655,845
Premiums earned	**902,491**	703,395	682,396	663,696	661,334
Losses incurred	**510,457**	391,358	428,273	397,901	377,982
Loss ratio	**56.6%**	55.6%	62.8%	60.0%	57.2%
Personal Accident:					
Net premiums written	¥ **155,077**	¥ 121,227	¥ 126,068	¥ 129,074	¥ 132,843
Premiums earned	**155,603**	123,976	131,602	133,232	137,883
Losses incurred	**66,604**	53,740	56,993	57,558	57,395
Loss ratio	**42.8%**	43.3%	43.3%	43.2%	41.6%
Other:					
Net premiums written	¥ **228,924**	¥ 197,335	¥ 174,335	¥ 171,805	¥ 174,719
Premiums earned	**212,988**	175,427	167,981	165,033	175,699
Losses incurred	**120,786**	117,885	124,344	97,693	90,453
Loss ratio	**56.7%**	67.2%	74.0%	59.2%	51.5%
Total:					
Net premiums written	**¥1,617,674**	¥1,266,580	¥1,213,534	¥1,190,509	¥1,201,030
Premiums earned	**1,586,894**	1,232,998	1,202,766	1,174,576	1,205,352
Losses incurred	**824,199**	664,870	709,470	675,747	641,419
Loss ratio	**51.9%**	53.9%	59.0%	57.5%	53.2%
Loss adjustment expenses incurred—unallocated	¥ **58,885**	¥ 47,307	¥ 40,575	¥ 41,695	¥ 42,107
Ratio of losses and loss adjustment expenses incurred to premiums earned	**55.6%**	57.8%	62.4%	61.1%	56.7%
Underwriting and administrative expenses incurred	¥ **579,885**	¥ 440,398	¥ 438,886	¥ 432,616	¥ 442,149
Ratio of underwriting and administrative expenses incurred to premiums written	**35.8%**	34.8%	36.2%	36.3%	36.8%
Combined loss and expense ratio	**91.4%**	92.6%	98.6%	97.4%	93.5%

Loss and Expense Ratios—Property and Casualty—(Continued)

(2) Compulsory Automobile Liability:

Years ended March 31	2003	2002	2001	2000	1999
	(Yen in millions)				
Net premiums written	**¥ 280,883**	¥ 114,903	¥ 110,373	¥ 107,475	¥ 104,108
Premiums earned	**174,074**	109,964	107,973	106,972	106,787
Losses incurred	**129,482**	71,895	70,218	67,257	63,652
Loss ratio	**74.4%**	65.4%	65.0%	62.9%	59.6%
Loss adjustment expenses incurred—unallocated	**¥ 17,527**	¥ 14,142	¥ 12,795	¥ 11,067	¥ 10,741
Ratio of losses and loss adjustment expenses incurred to premiums earned	**84.5%**	78.2%	76.9%	73.2%	69.7%
Underwriting and administrative expenses incurred	**¥ 50,120**	¥ 42,192	¥ 41,019	¥ 43,705	¥ 43,988
Ratio of underwriting and administrative expenses incurred to premiums written	**17.8%**	36.7%	37.2%	40.7%	42.3%
Combined loss and expense ratio	**102.3%**	114.9%	114.1%	113.9%	112.0%

(3) All Lines:

Years ended March 31	2003	2002	2001	2000	1999
	(Yen in millions)				
Net premiums written	**¥1,898,557**	¥1,381,483	¥1,323,907	¥1,297,984	¥1,305,138
Premiums earned	**1,760,968**	1,342,962	1,310,739	1,281,548	1,312,139
Losses incurred	**953,681**	736,765	779,688	743,004	705,071
Loss ratio	**54.2%**	54.9%	59.5%	58.0%	53.7%
Loss adjustment expenses incurred—unallocated	**¥ 76,412**	¥ 61,449	¥ 53,370	¥ 52,762	¥ 52,848
Ratio of losses and loss adjustment expenses incurred to premiums earned	**58.5%**	59.4%	63.6%	62.1%	57.8%
Underwriting and administrative expenses incurred	**¥ 630,005**	¥ 482,590	¥ 479,905	¥ 476,321	¥ 486,137
Ratio of underwriting and administrative expenses incurred to premiums written	**33.2%**	34.9%	36.2%	36.7%	37.2%
Combined loss and expense ratio	**91.7%**	94.3%	99.8%	98.8%	95.0%

These tabulations set forth information with respect to the property and casualty loss and expense ratios of Millea Holdings for the last five fiscal years. Loss ratios represent the ratio of losses incurred to premiums earned. Millea Holdings' financial results for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Investments

	(Yen in millions)							
	Cost		% of Total Investments		Value Shown on Balance Sheet		% of Total Investments	
March 31, 2003 and 2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Securities held to maturity:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**¥ 866,971**	¥ 453,453	**11.62%**	8.68%	**¥ 866,971**	¥ 453,453	**10.39%**	6.84%
All other corporate bonds	**16,365**	16,735	**0.22**	0.32	**16,365**	16,735	**0.19**	0.25
Total fixed maturities held to maturity	**883,336**	470,188	**11.84**	9.00	**883,336**	470,188	**10.58**	7.09
Securities available for sale:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
United States	**140,150**	43,313	**1.88**	0.83	**145,505**	50,901	**1.74**	0.77
Other	**1,935,175**	903,702	**25.95**	17.29	**2,073,303**	920,199	**24.85**	13.88
	2,075,325	947,015	**27.83**	18.12	**2,218,808**	971,100	**26.59**	14.65
States, municipalities and political subdivisions:								
United States	**44**	109	**0.00**	0.00	**64**	174	**0.00**	0.00
Other	**244,826**	299,885	**3.28**	5.74	**264,318**	323,832	**3.17**	4.89
	244,870	299,994	**3.28**	5.74	**264,382**	324,006	**3.17**	4.89
Public utilities	**88,322**	34,192	**1.18**	0.65	**92,966**	37,000	**1.11**	0.56
Convertibles and bonds with warrants attached	**70,622**	102,074	**0.95**	1.95	**77,320**	111,494	**0.93**	1.68
All other corporate bonds	**693,321**	490,545	**9.29**	9.39	**715,048**	505,369	**8.56**	7.62
Total bonds and notes	**3,172,460**	1,873,820	**42.53**	35.85	**3,368,524**	1,948,969	**40.36**	29.40
Redeemable preferred stock	**53,100**	53,100	**0.73**	1.02	**53,100**	53,100	**0.65**	0.81
Total fixed maturities	**3,225,560**	1,926,920	**43.26**	36.87	**3,421,624**	2,002,069	**41.01**	30.21
Equity securities:								
Common stocks:								
Public utilities	**42,994**	27,362	**0.58**	0.52	**62,389**	58,332	**0.75**	0.88
Banks, trust and insurance companies	**296,261**	199,838	**3.97**	3.82	**293,903**	274,397	**3.52**	4.14
Industrial, miscellaneous and all other	**1,414,698**	1,075,156	**18.97**	20.58	**2,089,070**	2,296,656	**25.03**	34.65
Total common stocks	**1,753,953**	1,302,356	**23.52**	24.92	**2,445,362**	2,629,385	**29.30**	39.67
Nonredeemable preferred stocks	**88,859**	64,206	**1.19**	1.23	**88,859**	64,206	**1.07**	0.96
Total equity securities	**1,842,812**	1,366,562	**24.71**	26.15	**2,534,221**	2,693,591	**30.37**	40.63
Total securities available for sale	**5,068,372**	3,293,482	**67.97**	63.02	**5,955,845**	4,695,660	**71.38**	70.84
Trading securities:								
Fixed maturities:								
Bonds and notes:								
Government and government agencies and authorities:								
Other than United States	**24,877**	—	**0.33**	—	**24,577**	—	**0.29**	—
Public utilities	**1,199**	—	**0.02**	—	**1,359**	—	**0.02**	—
Total trading fixed maturities	**26,076**	—	**0.35**	—	**25,936**	—	**0.31**	—
Mortgage loans on real estate	**148,655**	144,323	**1.99**	2.76	**148,655**	144,323	**1.78**	2.18
Real estate—investment properties	**82,886**	96,967	**1.11**	1.86	**82,886**	96,967	**0.99**	1.46
Policy loans	**29,171**	20,615	**0.39**	0.39	**29,171**	20,615	**0.35**	0.31
Other long-term investments	**559,355**	534,991	**7.50**	10.24	**559,004**	535,666	**6.70**	8.08
Short-term investments	**660,370**	665,406	**8.85**	12.73	**660,370**	665,406	**7.91**	10.04
Total investments	**¥7,458,221**	¥5,225,972	**100.00%**	100.00%	**¥8,345,203**	¥6,628,825	**100.00%**	100.00%

Millea Holdings' financial results for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

Consolidated Statements of Income

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions, except per share amounts)			(Dollars in thousands, except per share amounts)
	2003	2002 (note 2) (Restated)	2001 (note 2) (Restated)	2003
Operating income:				
Property and casualty:				
Net premiums written (note 5)	¥1,898,557	¥1,381,483	¥1,323,907	$15,821,308
Less increase in unearned premiums	137,589	38,521	13,168	1,146,575
Premiums earned (note 5)	1,760,968	1,342,962	1,310,739	14,674,733
Life premiums (note 5)	262,486	209,208	162,905	2,187,383
Net investment income (note 4)	108,311	104,681	127,852	902,592
Realized gains (losses) on investments (notes 2 and 4)	(29,875)	(1,020)	56,142	(248,958)
Gains (losses) on derivatives	76,564	(7,319)	—	638,033
Total operating income	2,178,454	1,648,512	1,657,638	18,153,783
Operating costs and expenses:				
Losses, claims and loss adjustment expenses (notes 5 and 8):				
Losses and claims incurred and provided for	953,681	736,765	779,688	7,947,342
Related adjustment expenses	76,412	61,449	53,370	636,767
Total losses, claims and loss adjustment expenses	1,030,093	798,214	833,058	8,584,109
Policy benefits and losses for life	223,316	175,016	137,469	1,860,967
Income credited to investment deposits by policyholders	56,011	57,507	59,509	466,758
Policy acquisition costs (note 6)	571,058	437,012	422,551	4,758,817
Other operating expenses	96,668	72,095	72,017	805,566
Total operating costs and expenses	1,977,146	1,539,844	1,524,604	16,476,217
Income before income tax expense, extraordinary items and cumulative effect of accounting changes	201,308	108,668	133,034	1,677,566
Income tax expense (benefit) (note 9):				
Current	92,935	53,960	12,886	774,458
Deferred	(21,321)	(20,544)	31,473	(177,676)
	71,614	33,416	44,359	596,782
Income before extraordinary items and cumulative effect of accounting changes	129,694	75,252	88,675	1,080,784
Extraordinary items (note 3)	248,323	—	—	2,069,358
Cumulative effect of accounting changes, net of tax (note 1(g))	—	85,465	—	—
Net income	¥ 378,017	¥ 160,717	¥ 88,675	$ 3,150,142
Amounts per American Depositary Share, each representing 0.005 shares of common stock in 2003 and 5 shares of common stock in 2002 and 2001:				
Basic and diluted:				
Income before extraordinary items and cumulative effect of accounting changes	¥ 349	¥ 244	¥ 286	$ 2.908
Extraordinary items	669	—	—	5.575
Cumulative effect of accounting changes, net of tax	—	275	—	—
Net income	¥ 1,018	¥ 519	¥ 286	$ 8.483
Cash dividends declared	¥ 50.00	¥ 42.50	¥ 42.50	$ 0.417
Weighted average and diluted common shares in thousands	1,857	1,549,692	1,549,692	

Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior years' consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

March 31, 2003 and 2002

	(Yen in millions)		(Dollars in thousands)
	2003	2002 (note 2) (Restated)	2003
Assets			
Investments - other than investments in related parties (notes 2 and 4):			
Securities held to maturity:			
Fixed maturities, at amortized cost [fair value ¥1,028,732 million ($8,572,767 thousands) in 2003; ¥476,405 million in 2002]	¥ 883,336	¥ 470,188	$ 7,361,133
Securities available for sale:			
Fixed maturities, at fair value [amortized cost ¥3,225,560 million ($26,879,668 thousands) in 2003; ¥1,926,920 million in 2002]	3,421,624	2,002,069	28,513,533
Equity securities, at fair value [cost ¥1,842,812 million ($15,356,767 thousands) in 2003; ¥1,366,562 million in 2002]	2,534,221	2,693,591	21,118,508
Trading securities:			
Fixed maturities, at fair value [cost ¥26,076 million ($217,300 thousands) in 2003]	25,936	—	216,133
Mortgage loans on real estate	148,655	144,323	1,238,792
Investment real estate	82,886	96,967	690,717
Policy loans	29,171	20,615	243,092
Other long-term investments	559,004	535,666	4,658,367
Short-term investments	660,370	665,406	5,503,083
Total investments	8,345,203	6,628,825	69,543,358
Cash and cash equivalents	339,978	322,302	2,833,150
Premiums receivable and agents' balances	176,010	163,861	1,466,750
Reinsurance recoverable on losses (note 5)	450,345	332,687	3,752,875
Prepaid reinsurance premiums (note 5)	300,847	195,814	2,507,058
Deferred policy acquisition costs (note 6)	422,480	301,723	3,520,667
Property and equipment, net of depreciation (note 7)	204,078	200,422	1,700,650
Derivative assets (note 15)	341,279	207,212	2,843,992
Other assets	313,143	206,331	2,609,525
Total assets	¥10,893,363	¥8,559,177	$90,778,025

Millea Holdings' consolidated financial statements for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior year's consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets - (Continued)

March 31, 2003 and 2002

	(Yen in millions)		(Dollars in thousands)
	2003	2002 (note 2) (Restated)	2003
Liabilities and Stockholders' Equity			
Liabilities:			
Policy liabilities and accruals:			
Losses, claims and loss adjustment expenses (note 8)	¥ 1,131,884	¥ 875,463	$ 9,432,367
Unearned premiums (note 5)	1,761,155	1,177,512	14,676,292
Future policy benefits and losses	713,418	462,597	5,945,150
Total policy liabilities and accruals	3,606,457	2,515,572	30,053,809
Investment deposits by policyholders	2,716,526	2,131,834	22,637,717
Income tax liability (note 9)	437,560	575,700	3,646,333
Retirement and severance benefits (note 10)	324,003	237,982	2,700,025
Ceded reinsurance balances payable	113,370	87,691	944,750
Debt outstanding (note 11)	177,880	110,000	1,482,333
Derivative liabilities (note 15)	203,011	93,692	1,691,758
Cash received under securities lending transactions	248,214	149,212	2,068,450
Other liabilities (note 11)	242,026	147,800	2,016,883
Total liabilities	8,069,047	6,049,483	67,242,058
Stockholders' equity:			
Common stock:			
authorized 7,000,000 shares in 2003 and 2,500,000,000 shares in 2002 issued and outstanding 1,857,048.75 shares in 2003 and 1,549,692,481 shares in 2002	150,000	101,995	1,250,000
Other stockholders' equity:			
Additional paid-in capital	343,413	52,917	2,861,775
Retained earnings (notes 2 and 13)	2,214,947	1,853,312	18,457,892
Accumulated other comprehensive income:			
Unrealized appreciation of securities	227,198	553,640	1,893,317
Foreign currency translation adjustments	(15,254)	(4,549)	(127,117)
Minimum pension liability adjustments (note 10)	(88,326)	(47,621)	(736,050)
Total accumulated other comprehensive income	123,618	501,470	1,030,150
Treasury stock, at cost, 7,903 shares in 2003	(7,662)	—	(63,850)
Total stockholders' equity	2,824,316	2,509,694	23,535,967
Commitments and contingent liabilities (notes 5 and 14)			
Total liabilities and stockholders' equity	¥10,893,363	¥8,559,177	$90,778,025

Millea Holdings' consolidated financial statements for the prior period represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior year's consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001 (note 2) (Restated)	**2003**
Common stock:				
Balance at beginning of year	**¥ 101,995**	¥ 101,995	¥ 101,995	**$ 849,958**
Adjustment in connection with the acquisition	**48,005**	—	—	**400,042**
Balance at end of year	**150,000**	101,995	101,995	**1,250,000**
Additional paid-in capital:				
Balance at beginning of year	**52,917**	52,917	52,917	**440,975**
Excess of cost of shares transferred over the amount of common stock in connection with the acquisition	**289,780**	—	—	**2,414,834**
Gains on sales of treasury stock	**716**	—	—	**5,966**
Balance at end of year	**343,413**	52,917	52,917	**2,861,775**
Retained earnings:				
Balance at beginning of year	**1,853,312**	1,705,767	1,630,265	**15,444,267**
Net income for year	**378,017**	160,717	88,675	**3,150,142**
Dividends paid (note 13)	**(16,382)**	(13,172)	(13,173)	**(136,517)**
Balance at end of year	**2,214,947**	1,853,312	1,705,767	**18,457,892**
Accumulated other comprehensive income:				
Unrealized appreciation of securities:				
Balance at beginning of year	**553,640**	765,179	926,189	**4,613,667**
Change during year	**(326,442)**	(211,539)	(161,010)	**(2,720,350)**
Balance at end of year	**227,198**	553,640	765,179	**1,893,317**
Foreign currency translation adjustments:				
Balance at beginning of year	**(4,549)**	(21,666)	(28,311)	**(37,909)**
Change during year	**(10,705)**	17,117	6,645	**(89,208)**
Balance at end of year	**(15,254)**	(4,549)	(21,666)	**(127,117)**
Minimum pension liability adjustments (note 10):				
Balance at beginning of year	**(47,621)**	(17,648)	(21,285)	**(396,843)**
Change during year	**(40,705)**	(29,973)	3,637	**(339,207)**
Balance at end of year	**(88,326)**	(47,621)	(17,648)	**(736,050)**
Accumulated other comprehensive income at end of year	**123,618**	501,470	725,865	**1,030,150**
Treasury stock:				
Balance at beginning of year	—	—	—	—
Change during year	**(7,662)**	—	—	**(63,850)**
Balance at end of year	**(7,662)**	—	—	**(63,850)**
Total stockholders' equity	**¥2,824,316**	¥2,509,694	¥2,586,544	**$23,535,967**

Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)			(Dollars in thousands)
	2003	2002 (note 2) (Restated)	2001 (note 2) (Restated)	**2003**
Cash flows from operating activities:				
Net income	**¥ 378,017**	¥ 160,717	¥ 88,675	**$ 3,150,142**
Adjustments to reconcile net income to net cash provided by operating activities:				
Increase in losses, claims and loss adjustment expense reserve, net of ceded reinsurance	**21,090**	28,346	35,389	**175,750**
Increase in unearned premiums, net of ceded reinsurance	**136,405**	38,411	13,192	**1,136,708**
Increase in future policy benefits for life	**169,982**	139,926	113,873	**1,416,517**
Increase in liability for current income taxes	**1,126**	38,494	2,532	**9,383**
Deferred income taxes	**(22,796)**	27,489	31,473	**(189,967)**
Provision for retirement and severance benefits	**(6,045)**	12,893	7,150	**(50,375)**
Increase in deferred policy acquisition costs	**(21,094)**	(24,338)	(22,488)	**(175,783)**
Depreciation	**15,076**	15,530	17,159	**125,631**
Extraordinary items—unallocated negative goodwill	**(248,323)**	—	—	**(2,069,358)**
Cumulative effect of accounting changes	**—**	(133,498)	—	**—**
Changes in derivative assets and liabilities—net	**(24,748)**	19,978	—	**(206,233)**
Increase in other liabilities	**62,255**	7,689	18,654	**518,792**
Other — net	**5,356**	15,248	7,556	**44,635**
Net cash provided by operating activities	**466,301**	346,885	313,165	**3,885,842**
Cash flows from investing activities:				
Proceeds from investments sold or matured:				
Fixed maturities sold	**542,909**	335,280	296,843	**4,524,242**
Fixed maturities redeemed	**730,057**	436,752	261,102	**6,083,808**
Equity securities	**421,892**	94,796	125,080	**3,515,767**
Mortgage loans on real estate	**37,393**	35,953	20,093	**311,608**
Investment real estate	**12,025**	16,306	8,095	**100,208**
Policy loans	**25,606**	22,403	21,991	**213,383**
Other long-term investments	**400,245**	211,793	307,232	**3,335,375**

Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior years' consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows—(Continued)

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)			(Dollars in thousands)
	2003	2002 (note 2) (Restated)	2001 (note 2) (Restated)	2003
Cost of investments purchased:				
Fixed maturities	¥(2,312,877)	¥(1,125,166)	¥(650,427)	$(19,273,975)
Equity securities	(207,260)	(185,518)	(188,261)	(1,727,167)
Mortgage loans on real estate	(25,924)	(14,981)	(16,706)	(216,033)
Investment real estate	(951)	(1,972)	(6,633)	(7,925)
Policy loans	(28,696)	(23,906)	(23,649)	(239,133)
Other long-term investments	(256,205)	(107,670)	(107,957)	(2,135,042)
Short-term investments — net	26,662	138,025	(318,604)	222,183
Securities and indebtedness of related parties	2,497	6,671	175	20,808
Additions to property and equipment	(13,208)	(7,496)	(7,503)	(110,066)
Increase in cash received under securities lending transactions	74,812	149,212	—	623,434
Cash and cash equivalents acquired in connection with business combination	153,868	—	—	1,282,233
Net cash used in investing activities	(417,155)	(19,518)	(279,129)	(3,476,292)
Cash flows from financing activities:				
Investment deposits funded by policyholders and yields therefrom	499,110	290,046	355,677	4,159,250
Withdrawals of investment deposits by policyholders	(549,433)	(394,661)	(432,258)	(4,578,608)
Proceeds from issuance of debt	41,896	—	60,000	349,133
Dividends to stockholders	(16,382)	(13,172)	(13,173)	(136,517)
Increase in treasury stock	(6,946)	—	—	(57,883)
Net cash used in financing activities	(31,755)	(117,787)	(29,754)	(264,625)
Effect of exchange rate changes on cash and cash equivalents	285	291	248	2,375
Net change in cash and cash equivalents	17,676	209,871	4,530	147,300
Cash and cash equivalents at beginning of year	322,302	112,431	107,901	2,685,850
Cash and cash equivalents at end of year	¥ 339,978	¥ 322,302	¥ 112,431	$ 2,833,150
Supplemental information of cash flows:				
Cash paid during the year for:				
Interest	¥ 2,508	¥ 2,075	¥ 1,142	$ 20,900
Income taxes	¥ 73,196	¥ 15,466	¥ 10,354	$ 609,967
Noncash investing and financing activities (note 3):				
Fair value of assets acquired	¥ 2,108,703	—	—	$ 17,572,526
Liabilities assumed	(1,606,945)	—	—	(13,391,209)
Negative goodwill	(317,841)	—	—	(2,648,675)
Fair value of shares issued for acquisition	(337,785)	—	—	(2,814,875)
Cash and cash equivalents acquired in connection with business combination	¥ (153,868)	—	—	$ (1,282,233)

Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. Certain reclassifications have been made to the prior years' consolidated financial statements and related notes to conform to the 2003 presentation. See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended March 31, 2003, 2002 and 2001

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001 (note 2) (Restated)	2003
Net income	¥ 378,017	¥ 160,717	¥ 88,675	$ 3,150,142
Other comprehensive income (loss), net of tax:				
Unrealized appreciation of securities:				
Unrealized holding losses	(216,114)	(197,773)	(122,012)	(1,800,951)
Less: reclassification adjustments	(110,328)	(13,766)	(38,998)	(919,399)
	(326,442)	(211,539)	(161,010)	(2,720,350)
Foreign currency translation adjustments:				
Foreign currency translation adjustments	(10,181)	17,117	4,736	(84,841)
Less: reclassification adjustments	(524)	—	1,909	(4,367)
	(10,705)	17,117	6,645	(89,208)
Minimum pension liability adjustments	(40,705)	(29,973)	3,637	(339,207)
Other comprehensive loss	(377,852)	(224,395)	(150,728)	(3,148,765)
Comprehensive income (loss)	¥ 165	¥ (63,678)	¥ (62,053)	$ 1,377

Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings. See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

March 31, 2003, 2002 and 2001

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Millea Holdings, Inc. ("Millea Holdings"), incorporated in Japan, is a holding company engaged in property and casualty and life insurance operations. Through its subsidiaries, Millea Holdings writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business and sells a variety of life insurance products mainly in the Japanese market.

Millea Holdings was established on April 2, 2002 as a result of the business combination of The Tokio Marine and Fire Insurance Company, Limited ("Tokio Marine") with The Nichido Fire and Marine Insurance Company, Limited ("Nichido Fire"), by which both Tokio Marine and Nichido Fire have become wholly owned subsidiaries of Millea Holdings in a statutory share exchange under Japanese law. Millea Holdings is a successor registrant of Tokio Marine to the United States Securities and Exchange Commission. See note 3 "Business Combination" for further detail.

The consolidated financial statements of Millea Holdings and its subsidiaries (collectively referred to as "the Company") are presented herein in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from Japanese accounting principles ("Japanese GAAP"). Millea Holdings' consolidated financial statements for the prior periods represent the financial results of Tokio Marine, as predecessor to Millea Holdings.

The financial statements presented herein are expressed in yen and, solely for the convenience of readers, have been translated into United States dollars at the rate of ¥120=U.S.$1, the approximate exchange rate prevailing on the Tokyo foreign exchange market as of March 31, 2003. This translation should not be construed as a representation that all the amounts shown could be converted into U.S. dollars at the rate shown.

(b) Principles of Consolidation

The accompanying consolidated financial statements include all significant majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Other subsidiaries and affiliates, which are not significant, are accounted for primarily by the equity method. At March 31, 2003 and 2002, investments in related parties which were presented as other assets amounted to ¥11,775 million ($98,125 thousand) and ¥14,272 million, respectively.

(c) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates.

(d) Investments—Other than Investments in Related Parties

Fixed maturities held to maturity, which the Company has the intent and ability to hold to maturity, are stated at amortized cost. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Fixed maturities available for sale are stated at fair value. When quoted market value is not available, quoted market value for similar securities is utilized instead. Declines in fair value below amortized cost that are determined to be other than temporary are charged to earnings.

Trading securities are held to meet short-term investment objectives. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are recognized in earnings.

Equity securities, which include common and nonredeemable preferred stocks, are stated at their fair value based primarily on quoted market prices. Stocks listed on Japanese or foreign stock exchanges represent approximately 82% and 86% of the investment in stocks at March 31, 2003 and 2002, respectively. Declines in fair value below cost that are determined to be other than temporary are charged to earnings.

The cost of securities sold is determined on the weighted moving-average basis.

Notes to Consolidated Financial Statements—(Continued)

Mortgage loans on real estate and loans which are included in other long-term investments are principally carried at the unpaid balance of the principal amount. Commercial loans are identified as impaired and placed on a cash basis when it is determined that the payment of interest or principal is doubtful of collection except when the loan is well secured and in the process of collection. Accrued interest on impaired loans is reversed and charged against current earnings, and interest is thereafter included in earnings only to the extent actually received in cash. When there is doubt regarding the ultimate collectibility of principal, all cash receipts are thereafter applied to reduce the recorded investment in the loan. Impaired commercial loans are written down to the extent that principal is judged to be uncollectible. Impaired collateral-dependent loans where repayment is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment are written down to the lower of cost or collateral value. Cash-basis loans are returned to an accrual status when all contractual principal and interest amounts are reasonably assured of repayment and there is a sustained period of repayment performance in accordance with the contractual terms.

Policy loans are made to policyholders of long-term insurance with refund at maturity, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. The maximum amount of loans is limited to 90% of return premiums on the policies. Policy loans are carried at cost.

Gains and losses incurred on the sale or impairment of investments are included in realized gains and losses in the consolidated statements of income. Unrealized appreciation or depreciation, net of taxes, in the value of securities available for sale is accounted for as a component of accumulated other comprehensive income.

(e) Investment Real Estate, Property and Equipment

Investment real estate, property and equipment are stated at cost less accumulated depreciation on buildings and furniture and fixtures. Depreciation is computed principally by the declining-balance method based on estimated useful lives. The estimated useful lives of buildings and equipment range as follows:

Reinforced concrete	38 to 50 years
Brick and block	41 years
Wood	24 years
Wood and mortar	22 years
Steel	11 to 34 years
Building equipment	3 to 18 years
Furniture and fixtures	2 to 15 years

Maintenance and repairs are charged against income as incurred. Improvements are capitalized to property and equipment.

The cost and accumulated depreciation with respect to assets retired or otherwise disposed of are eliminated from the asset and related accumulated depreciation accounts. Any resulting profit or loss is credited or charged to income.

(f) Cash Equivalents

Cash equivalents include cash deposited in demand deposits at banks.

(g) Derivatives

In June 1998, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No.133 was subsequently amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133."

SFAS No.133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No.133, as amended, requires that all derivatives be recorded on the consolidated balance sheet at their respective fair values. The Company adopted SFAS No.133, as amended, on April 1, 2001. All changes in the fair value of derivatives are recognized currently in earnings as "gains (losses) on derivatives" from the year ended March 31, 2002. For the year ended March 31, 2001, the realized gains and losses related to derivative transactions were included in "net investment income" and "realized gains (losses) on investments."

In accordance with the transition provisions of SFAS No.133, the Company recorded a net-of-tax cumulative-effect-type adjustment of ¥85,465 million to net income on April 1, 2001. Of this adjustment, ¥93,907 million was attributable to the increase in the fair value of interest rate swaps used in the Company's asset liability management process, partly offset by a net decrease in fair value for other outstanding derivative instruments on April 1, 2001.

Notes to Consolidated Financial Statements—(Continued)

The Company occasionally purchases a financial instrument that contains a derivative instrument that is embedded in the financial instrument. The Company bifurcates an embedded derivative where: (1) the economic characteristics of the embedded instrument are not clearly and closely related to those of the remaining components of the financial instrument; and (2) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under SFAS No.133. When bifurcated, the embedded derivative is carried at fair value, and changes in its fair value are included currently in earnings.

(h) Premium Revenues

Property and casualty insurance premiums are recognized as earned on a pro rata basis over the terms of the policies. Unearned premiums represent the portion of premiums written relating to the unexpired terms of coverage.

Life premiums for long-duration contracts are recognized when due from policyholders. Life premiums for short-duration contracts are recognized over the period to which the premiums relate on a pro rata basis.

(i) Policy Acquisition Costs

Costs that vary with and are primarily related to the acquisition of insurance policies are capitalized and charged to expense in proportion to premium revenue recognized. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income and, if not recoverable, are charged to expense.

(j) Losses, Claims and Loss Adjustment Expenses

The net liabilities stated for reported and estimated property and casualty losses and claims and for related loss adjustment expenses are based upon the accumulation of (1) case estimates for losses and related loss adjustment expenses reported prior to the close of the accounting period on the direct business written by the Company and (2) estimates received from ceding reinsurers. The loss adjustment expenses represent administrative expenses in connection with settling or disposing of claims, which include out-of-pocket expenses as well as allocated personnel cost. Provision has been made for unreported losses and for loss adjustment expenses not identified with specific claims based upon past experience. These liabilities are adjusted regularly based on experience. The Company believes that the liabilities for unpaid losses and loss adjustment expenses at March 31, 2003 and 2002 are adequate to cover the ultimate net cost of losses and claims incurred to those dates. However, the liabilities are necessarily based on estimates and management makes no representation that the ultimate liability may not exceed or fall short of such estimates.

(k) Future Policy Benefits and Losses

Future policy benefits and losses include provisions for future policy benefits for life contracts and for unpaid life policy claims.

The liabilities for future policy benefits are computed by a net level premium method using estimated future investment yields, withdrawals and recognized morbidity and mortality tables. For limited-payment contracts, which provide insurance coverage over a contract period that extends beyond the period in which premiums are collected, gross premiums in excess of the net premium are deferred and recognized in income in a constant relationship with insurance in force or with the amount of expected future benefit payments.

Unpaid policy claims represent the estimated liability for reported and unreported losses on life policies on an undiscounted basis.

The Company believes that the estimated liabilities for future policy benefits and for losses at March 31, 2003 and 2002 are adequate to cover the life insurance liability. However, the ultimate liability may vary from such estimates.

(l) Investment Deposits by Policyholders

The Company sells certain property and casualty and life insurance products that do not subject the Company to significant risks arising from policyholder mortality or morbidity. These contracts are referred to as investment contracts. For investment contracts, the Company records associated liabilities under investment deposits by policyholders.

Notes to Consolidated Financial Statements—(Continued)

Specifically, the Company sells certain long-term property and casualty insurance policies, such as long-term comprehensive insurance and long-term family personal traffic accident insurance, etc. which include a savings feature in addition to the insurance coverage provided under the policy. These policies are issued for periods of two to sixty-four years.

The key terms of such policies ("deposit-type insurance"), which include the contractual rates of interest, are fixed at the inception of the policy and remain in effect during the policy period. At inception, policyholders can choose to pay premiums on the policy either in a lump-sum or in annual, semi-annual or monthly installments. The policy allows policyholders to later change the mode for payment with the Company's approval. In addition, the policy allows policyholders during the payment phase to change the allocation of annuity payments he or she receives if certain conditions established by the Company are met. In practice, these options are rarely used by policyholders. Policyholders can terminate the contract before the maturity date with a payment of a pre-determined commission to the Company.

Premiums for insurance and savings portions of the contract are allocated at inception. The premium for the insurance portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund for a fixed period, discounted using the committed interest rate and the "total loss termination" rate, which are both set at the inception of the contracts. "Total loss termination" is an exceptional event that takes place when a full payout is made for the insurance portion of the policy, and in this case, the contract terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of "total loss termination" is approximately 0.05%.

In the case of a total loss, deposit premiums under the contract are designed to be used for maturity refunds on the other policies for which a total loss has not occurred. These deposit premiums are not used to fund indemnity claims in the case of a total loss. All payments made to the policyholder in a total loss situation are funded by using liabilities established for the insurance portion of the contract.

The premium for the insurance portion is recognized as revenue over the period of the contract, generally in proportion to the amount of insurance protection provided. The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned "investment deposits by policyholders." At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions.

Policy acquisition costs are not charged to the savings portion of the contract. Costs associated with policy acquisition of deposit-type policies are charged to the insurance portion and amortized over the contractual period. The possibility of a premium deficiency, relevant only to the insurance portion, is monitored through combined loss and expense ratio. The Company did not recognize any premium deficiency for such policies for the years ended March 31, 2003, 2002 and 2001.

See note 12 for fair value information of investment deposits by policyholders.

(m) Reinsurance

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates and monitors the financial condition of its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurers' insolvencies.

(n) Compulsory Automobile Liability Insurance

Japanese law provides that all automobiles are to be covered by specified amounts of liability insurance for personal injury and that insurance companies are to accept such coverage on a non-profit basis. In compliance with this law, which came into effect on April 1, 1966, the Company has not reflected any profit or loss from underwriting such compulsory automobile liability insurance in financial statements prepared for distribution to stockholders under the Japanese Commercial Code. In the accompanying consolidated financial statements, which are presented in accordance with U.S. GAAP, gains or losses from underwriting compulsory automobile liability insurance have been credited or charged to income.

Notes to Consolidated Financial Statements—(Continued)

(o) Foreign Currency Translation

Assets and liabilities of the subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Revenues and expenses of the subsidiaries are translated at weighted average exchange rates during the year. Gains and losses resulting from translation of financial statements are excluded from the consolidated statements of income and are accumulated as foreign currency translation adjustments in stockholders' equity.

Gains (losses) resulting from foreign currency transactions in the amount of ¥(4,016) million ($(33,467) thousand) in 2003, ¥5,288 million in 2002 and ¥7,022 million in 2001 were credited or charged to income.

(p) Impairment of Long-Lived Assets

Effective April 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As required by SFAS No. 144, long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(q) Earnings per American Depositary Share

Basic earnings per American Depositary Share ("ADS") are computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for respective period and multiplying by five to account for the common stock to ADS ratio of (a) five common shares to a thousand ADS in fiscal 2003 and (b) five common shares to one ADS in and before fiscal 2002.

(r) New Accounting Standards

In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company will adopt SFAS No.143 in the year ending March 31, 2004. The Company does not expect the adoption of SFAS No.143 to have a material effect on its financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of certain types of guarantees, a guarantor must recognize a liability for the fair value of an obligation assumed under a guaranty. FIN 45 also requires additional disclosures by a guarantor in its financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements for the periods ending after December 15, 2002. The Company adopted the disclosure requirements effective March 31, 2003. See note 14 for further information.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 is immediately effective for variable interest entities created after January 31, 2003, and is effective for variable interest entities acquired before February 1, 2003 in the first fiscal year beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. See note 4 for further information.

Notes to Consolidated Financial Statements—(Continued)

2. RESTATEMENTS AND RECLASSIFICATIONS

Fiscal Year 2003 Restatements and Reclassifications

The Company has made certain adjustments to its 2002 and 2001 consolidated financial statements as contained herein to reflect refinements of its actuarial methodologies effected in connection with information system improvements and the consolidation of Nichido Fire as of April 2, 2002. Such restatement adjustments had no net effect on previously reported net income for the years ended March 31, 2002 and 2001. The restatements however resulted in changes to the intersegment allocation of income and retained earnings; increasing the property and casualty segment retained earnings by ¥12,479 million and decreasing life segment retained earnings by a corresponding amount as of March 31, 2002.

The following table shows the effects of the restatements and reclassifications on the Company's consolidated financial statements as of March 31, 2002, and for each of the years in the two-year period ended March 31, 2002.

	(Yen in millions)			
	2002		2001	
	As reported in March 2002 annual report	As restated and reclassified	As reported in March 2002 annual report	As restated and reclassified
Statements of income:				
Life premiums	¥ 205,693	¥ 209,208	¥ 150,543	¥ 162,905
Net investment income	48,259	104,681	69,183	127,852
Total operating income	1,588,575	1,648,512	1,586,607	1,657,638
Policy benefits and losses for life	172,586	175,016	125,947	137,469
Income credited to investment deposits by policyholders	—	57,507	—	59,509
Total operating costs and expenses	1,479,907	1,539,844	1,453,573	1,524,604
Balance sheet:				
Reinsurance recoverable on losses	174,193	332,687		
Prepaid reinsurance premiums	223,090	195,814		
Deferred policy acquisition costs	330,081	301,723		
Total assets	8,456,317	8,559,177		
Liabilities for losses, claims and loss adjustment expenses	675,764	875,463		
Unearned premiums	1,280,058	1,177,512		
Future policy benefits and losses	494,269	462,597		
Total policy liabilities and accruals	2,450,091	2,515,572		
Investment deposits by policyholders	2,054,705	2,131,834		
Other liabilities	187,550	147,800		
Total liabilities	5,946,623	6,049,483		
Total liabilities and stockholders' equity	8,456,317	8,559,177		

The actuarial refinements effected the calculations of: future policy benefits; unearned premiums; life and non-life deferred acquisition costs; the liability for losses, claims and loss adjustment expenses; and, associated reinsurance and deferred tax balances.

These adjustments primarily consisted of (a) a decrease in property and casualty net unearned premiums by ¥39,412 million and a proportional decrease in deferred policy acquisition costs by ¥18,458 million and (b) an increase in the liabilities for life insurance contracts by ¥9,599 million and a decrease in deferred policy acquisition costs by ¥9,900 million at March 31, 2002. Property and casualty unearned premiums were adjusted with the amounts as prorated at more frequent intervals to absorb potential time lag in the current reporting cycle of policies written through agents. Liabilities for life insurance contracts were adjusted with the amounts estimated by modified factors incorporating the recent market trends and management's prospect of Japanese economic climate. In conjunction with this adjustment, conforming changes were made to life deferred policy acquisition costs by consistent application of similar assumptions.

These adjustments also included a change in the presentation of the effect of ceded reinsurance mainly on compulsory automobile liability insurance ("CALI") to gross up policy liabilities and reinsurance recoverable by ¥158,494 million at March 31, 2002. Following the abolition of the CALI government reinsurance scheme effective April 1, 2002, the Company has changed the presentation of liabilities for losses on CALI and recoveries from reinsurance to present them on the gross basis of the effect of ceded reinsurance through the current pool arrangement. The prior year-end balances of these accounts were revised to present them in gross amounts comparable to fiscal 2003.

Presentation in the consolidated statements of income of investment income was changed to show it on the gross basis of income credited to investment deposits for policyholders for deposit-type insurance policies and report related charges under a separate expense item captioned "income credited to investment deposits by policyholders." This change resulted in the reclassifications to increase investment income for the years ended March 31, 2002 and 2001 by ¥56,422 million and ¥58,669 million, respectively, with corresponding increases in operating costs and expenses for the respective years.

Certain other reclassifications have also been made to the prior years' consolidated financial statements to conform to the 2003 presentation.

Notes to Consolidated Financial Statements—(Continued)

Fiscal Year 2002 Restatements

During the fiscal year ended March 31, 2002, the Company changed its accounting policy with respect to the recognition of "other than temporary" declines in values of marketable equity securities. The above noted change in accounting policy necessitated the restatement of the Company's previously reported consolidated financial statements as contained in its annual report as of March 31, 2001 and for each of the years in the three-year period then ended. Such restatements were effectuated in connection with the Company's March 2002 financial reporting by restating the comparative financial statement information contained therein and labeling such information "as restated."

The following table shows the effects of the restatements on the Company's consolidated financial statements and related notes for the year ended March 31, 2001. All adjustments relate solely to the Company's property and casualty segment.

	(Yen in millions, except per share amount)	
	2001	
	As reported in March 2001 annual report	As restated in March 2002 annual report
Retained earnings:		
at beginning of year	¥1,667,928	¥1,630,265
at end of year	1,748,272	1,705,767
Unrealized appreciation of securities	722,674	765,179
Realized gains on investments	63,708	56,142
Total operating income	1,594,173	1,586,607
Income before income tax expense	140,600	133,034
Income tax expense	47,083	44,359
Net income	93,517	88,675
Basic and diluted net income per ADS	302	286
Gross unrealized gains on marketable equity Securities	1,695,874	1,633,695
Gross unrealized losses on marketable equity Securities	145,096	16,504

Previously, the Company had maintained the cost of equity securities in a manner to reinstate historical losses arising from the application of the lower of cost or market method recognized in the financial statements prepared in accordance with Japanese GAAP and make certain other adjustments to conform with U.S. GAAP. Under this approach, the cost of equity securities was available on a portfolio basis, which necessitated approximation to determine the amount of other than temporary declines in fair value below cost of equity securities and to present gross unrealized gains and losses on equity securities at each year-end. In fact, the Company presented gross unrealized gain amounts as measured under Japanese GAAP, and gross unrealized losses were calculated as the difference between the gross unrealized gains and the net unrealized gains.

Currently, the Company maintains the cost of equity securities for each security and recognizes impairment for other than temporary declines based on the qualitative and quantitative impairment tests applied to individual securities. The restatements were made based on the results of similar tests applied to the year ended March 31, 2001 or before.

As a result, cumulative effect on income before tax of the restatements as of March 31, 2001 was ¥66,413 million and their income statement effect before tax for the year ended March 31, 2001 was ¥ 7,566 million to recognize additional impairment charges.

Based on the newly maintained costs for each of marketable equity securities, gross unrealized gains and gross unrealized losses on marketable equity securities at March 31, 2001 were also restated from ¥1,695,874 million and ¥145,096 million, respectively, reflecting results under Japanese GAAP, to ¥1,633,695 million and ¥16,504 million, respectively.

3. BUSINESS COMBINATION

On April 2, 2002, Tokio Marine completed its business combination with Nichido Fire by way of the creation of a holding company, Millea Holdings, by which each of the companies has become a wholly owned subsidiary of Millea Holdings in a statutory share exchange under Japanese law.

Nichido Fire, incorporated in Japan, is a property and casualty insurer which writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese business. Under the holding company structure, Tokio Marine and Nichido Fire have been integrating their respective products, information technology systems, property and casualty claims investigation functions and sales office functions to realize the potential synergies available from integration of their property and casualty insurance businesses.

The combination was accounted for by the purchase method in a manner that Tokio Marine had acquired Nichido Fire. The results of operations of Nichido Fire as well as those of Tokio Marine have been included in the financial statements of the Company for the year ended March 31, 2003.

Notes to Consolidated Financial Statements—(Continued)

In connection with the share exchange, holders of Tokio Marine shares received 1.00 share of Millea Holdings common stock for each 1,000 shares of Tokio Marine common stock they held, and holders of Nichido Fire shares received 0.69 of one share of Millea Holdings common stock for each 1,000 shares of Nichido Fire common stock they held. Upon the share exchange, Millea Holdings issued 307,356.26 common stock shares, representing approximately 17% of the voting interests of the holding company, to the stockholders of Nichido Fire.

The value of common stock issued to the stockholders of Nichido Fire was ¥337,785 million, based on the share exchange ratio determined by the respective share values of Tokio Marine and Nichido Fire on September 28, 2001.

The allocation of the purchase price is summarized as follows:

	(Yen in millions)	(Dollars in thousands)
Investments	¥1,661,867	$13,848,892
Other assets	600,704	5,005,867
Assets acquired	2,262,571	18,854,759
Policy liabilities and accruals	709,655	5,913,792
Investment deposits by policyholders	635,015	5,291,792
Other liabilities	262,275	2,185,625
Liabilities assumed	1,606,945	13,391,209
Net assets acquired	655,626	5,463,550
Total purchase price	337,785	2,814,875
Negative goodwill	¥ 317,841	$ 2,648,675

Unallocated negative goodwill arising from the combination was recognized as extraordinary gain in the results of operations of the Company for the year ended March 31, 2003 as follows:

	(Yen in millions)	(Dollars in thousands)
Income before extraordinary items and cumulative effect of accounting changes	¥129,694	$1,080,784
Extraordinary items —unallocated negative goodwill	248,323	2,069,358
Net income	¥378,017	$3,150,142

The following sets forth results of operations for the year ended March 31, 2002 on a pro forma basis combining those of Nichido Fire. The unaudited pro forma condensed combined statement of income gives effect to the combination as if it had occurred at beginning of the year ended March 31, 2002. The unaudited pro forma condensed combined statement of income does not reflect the transaction costs that have been incurred, nor does it reflect any realized or anticipated synergies or cost savings. Also, it does not reflect unallocated negative goodwill.

	(Yen in millions, except per share amount) 2002 (Unaudited)
Pro forma statement of income data:	
Total operating income	¥2,013,935
Income before cumulative effect of accounting changes	54,471
Net income	139,936
Earning per ADS—Basic and Diluted:	
Income before cumulative effect of accounting changes	147
Net income	377

4. INVESTMENTS

The following summarizes the Company's investments in fixed maturities held to maturity at March 31, 2003 and 2002:

	(Yen in millions) Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2003:				
Bonds and notes:				
Other government and government agencies and authorities	¥866,971	¥144,512	¥ —	¥1,011,483
Other corporate bonds	16,365	884	—	17,249
Total fixed maturities held to maturity	¥883,336	¥145,396	¥ —	¥1,028,732
2002:				
Bonds and notes:				
Other government and government agencies and authorities	¥453,453	¥ 9,421	¥(3,904)	¥ 458,970
Other corporate bonds	16,735	701	(1)	17,435
Total fixed maturities held to maturity	¥470,188	¥ 10,122	¥(3,905)	¥ 476,405

	(Dollars in thousands) Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2003:				
Bonds and notes:				
Other government and government agencies and authorities	$7,224,758	$1,204,267	$ —	$8,429,025
Other corporate bonds	136,375	7,367	—	143,742
Total fixed maturities held to maturity	$7,361,133	$1,211,634	$ —	$8,572,767

Notes to Consolidated Financial Statements—(Continued)

The following summarizes the Company's investments in fixed maturities available for sale at March 31, 2003 and 2002:

	(Yen in millions)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2003:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 140,150	¥ 6,635	¥(1,280)	¥ 145,505
U.S. states, municipalities and political subdivisions	44	20	—	64
Other government and government agencies and authorities	1,935,175	142,252	(4,124)	2,073,303
Other municipalities and political subdivisions	244,826	19,601	(109)	264,318
Public utilities	88,322	4,649	(5)	92,966
Convertibles and bonds with warrants attached	70,622	6,724	(26)	77,320
Other corporate bonds	746,421	22,290	(563)	768,148
Total fixed maturities available for sale	¥3,225,560	¥202,171	¥(6,107)	¥3,421,624
2002:				
Bonds and notes:				
U.S. government and government agencies and authorities	¥ 43,313	¥ 7,593	¥ (5)	¥ 50,901
U.S. states, municipalities and political subdivisions	109	65	—	174
Other government and government agencies and authorities	903,702	16,657	(160)	920,199
Other municipalities and political subdivisions	299,885	23,979	(32)	323,832
Public utilities	34,192	2,808	—	37,000
Convertibles and bonds with warrants attached	102,074	9,420	—	111,494
Other corporate bonds	543,645	15,056	(232)	558,469
Total fixed maturities available for sale	¥1,926,920	¥75,578	¥(429)	¥2,002,069

	(Dollars in thousands)			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2003:				
Bonds and notes:				
U.S. government and government agencies and authorities	$ 1,167,917	$ 55,292	$(10,667)	$ 1,212,542
U.S. states, municipalities and political subdivisions	367	166	—	533
Other government and government agencies and authorities	16,126,458	1,185,434	(34,367)	17,277,525
Other municipalities and political subdivisions	2,040,217	163,342	(909)	2,202,650
Public utilities	736,017	38,742	(42)	774,717
Convertibles and bonds with warrants attached	588,517	56,033	(217)	644,333
Other corporate bonds	6,220,175	185,750	(4,692)	6,401,233
Total fixed maturities available for sale	$26,879,668	$1,684,759	$(50,894)	$28,513,533

The amortized cost and fair value of fixed maturities by contractual maturity at March 31, 2003 are as follows. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities held to maturity:				
Due in one year or less	¥ 2,005	¥ 2,020	$ 16,708	$ 16,833
Due after one year through five years	6,361	6,528	53,009	54,400
Due after five years through ten years	57,532	59,859	479,433	498,825
Due after ten years	817,438	960,325	6,811,983	8,002,709
	¥883,336	¥1,028,732	$7,361,133	$8,572,767

	(Yen in millions)		(Dollars in thousands)	
	Amortized cost	Fair value	Amortized cost	Fair value
Fixed maturities available for sale:				
Due in one year or less	¥ 515,921	¥ 519,646	$ 4,299,342	$ 4,330,383
Due after one year through five years	1,276,382	1,303,718	10,636,518	10,864,316
Due after five years through ten years	661,183	698,003	5,509,858	5,816,692
Due after ten years	767,209	895,421	6,393,408	7,461,842
With no contractual maturity	4,865	4,836	40,542	40,300
	¥3,225,560	¥3,421,624	$26,879,668	$28,513,533

Notes to Consolidated Financial Statements—(Continued)

Proceeds from sales of investments in fixed maturities prior to their scheduled maturity dates were ¥536,061 million ($4,467,175 thousand), ¥335,280 million and ¥296,843 million for the years ended March 31, 2003, 2002 and 2001, respectively. Gross gains of ¥9,849 million ($82,075 thousand) and gross losses of ¥5,046 million ($42,050 thousand) in 2003, gross gains of ¥12,247 million and gross losses of ¥3,181 million in 2002 and gross gains of ¥20,656 million and gross losses of ¥11,076 million in 2001 were realized on those sales.

Bonds carried at ¥53,138 million ($442,817 thousand) at March 31, 2003 and ¥38,634 million at March 31, 2002 were pledged as collateral primarily to reinsurance companies.

Bonds carried at ¥172,513 million ($1,437,608 thousand) at March 31, 2003 and ¥146,447 million at March 31, 2002 were used as collateral for the Bank of Japan's instant gross settlement system for transactions of checking accounts and Japanese government bonds.

Bonds carried at ¥245,541 million ($2,046,175 thousand) at March 31, 2003 and ¥147,839 million at March 31, 2002 were loaned to financial institutions under securities lending transactions.

Bonds carried at ¥109,102 million ($909,183 thousand) at March 31, 2003 and ¥94,313 million at March 31, 2002 were deposited primarily with United States and other foreign government authorities as required by law.

Bonds carried at ¥15,726 million ($131,050 thousand) at March 31, 2003 were pledged as collateral for letters of credit.

Bonds carried at ¥1,874 million ($15,617 thousand) at March 31, 2003 and ¥1,387 million at March 31, 2002 were pledged as collateral for Life Insurance Policyholders Protection Corporation of Japan, a corporation established to protect policyholders from losses in case of bankruptcies of life insurance companies.

With respect to marketable equity securities, gross unrealized gains were ¥801,338 million ($6,677,816 thousand) and gross unrealized losses were ¥109,929 million ($916,075 thousand) at March 31, 2003, and gross unrealized gains were ¥1,343,337 million and gross unrealized losses were ¥16,308 million at March 31, 2002.

Proceeds from sales of investments in equity securities were ¥413,591 million ($3,446,592 thousand), ¥94,796 million and ¥125,080 million for the years ended March 31, 2003, 2002 and 2001, respectively. Gross gains of ¥110,562 million ($921,350 thousand) and gross losses of ¥29,918 million ($249,317 thousand) in 2003, gross gains of ¥39,329 million and gross losses of ¥2,269 million in 2002, and gross gains of ¥61,630 million and gross losses of ¥13,566 million in 2001 were realized on those sales.

Equity securities carried at ¥44,000 million ($366,667 thousand) at March 31, 2003, and ¥50,498 million at March 31, 2002 were deposited with securities brokers primarily as a collateral for futures transactions entered into by the Company.

Equity securities carried at ¥37,127 million ($309,392 thousand) at March 31, 2003 and ¥41,565 million at March 31, 2002 were loaned to financial institutions under securities lending transactions.

Equity securities carried at ¥6,790 million ($56,583 thousand) at March 31, 2003 and ¥5,824 million at March 31, 2002 were deposited with United States government authorities as required by law.

In January 2003, the FASB released FIN No.46, which clarifies when an enterprise should consolidate an entity that meet the definition of a Variable Interest Entity ("VIE") if that enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. A VIE is a entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of special purpose entities. The Company provides equity investments in VIEs that are designed to be bankruptcy remote from the Company as an alternative to real estate investment. Investments in such VIEs amounted to ¥42,711 million ($355,925 thousand) at March 31, 2003. The Company's risk exposure is limited to the amount of these investments.

Mortgage loans on real estate are primarily mortgage loans on commercial buildings.

Accumulated depreciation of investment real estate amounted to ¥79,538 million ($662,817 thousand) and ¥83,155 million at March 31, 2003 and 2002, respectively.

Other long-term investments include:

	(Yen in millions)		(Dollars in thousands)
	2003	2002	2003
Mortgage loans on vessels and facilities	¥ 22,125	¥ 25,061	$ 184,375
Collateral and bank-guaranteed loans	22,096	29,800	184,133
Unsecured loans	440,997	404,419	3,674,976
Money trust	73,786	76,386	614,883
	¥559,004	¥535,666	$4,658,367

Mortgage loans on vessels and facilities are generally joint loans in which other financial institutions participate. The Company participates in the hull insurance on these vessels.

Notes to Consolidated Financial Statements—(Continued)

Collateral loans are made to commercial enterprises and are secured principally by listed stocks and/or bonds of Japanese corporations. Certain of these loans are made jointly with other insurance companies.

Bank-guaranteed loans are made to commercial enterprises.

Unsecured loans within authorized limits are made on a selective basis to corporate borrowers. These loans are generally term loans, which had contractual maturities ranging from 2003 through 2038 at March 31, 2003. Interest rates of these loans varied from 0.04% to 12.00% at March 31, 2003, and 0.10% to 12.00% at March 31, 2002.

Money trust is a type of portfolio investment in which trust banks are entrusted with investments in securities or other financial instruments.

Short-term investments consist primarily of call loans and other investments maturing within one year. Short-term investments amounting to ¥1,243 million ($10,358 thousand) at March 31, 2003 and ¥220 million at March 31, 2002 were deposited with the United States government authorities and other foreign government authorities as requited by law.

Details of net investment income were as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001	2003
Fixed maturities	**¥ 65,762**	¥ 51,913	¥ 50,541	**$ 548,018**
Equity securities	**32,785**	29,409	30,002	**273,208**
Mortgage loans on real estate	**3,715**	4,219	4,569	**30,958**
Investment real estate	**12,817**	12,907	14,050	**106,808**
Policy loans	**1,156**	830	757	**9,633**
Other long-term investments	**11,475**	11,802	15,421	**95,625**
Short-term investments	**5,677**	4,113	4,416	**47,308**
Other	**1,715**	7,987	27,967	**14,292**
Gross investment income	**135,102**	123,180	147,723	**1,125,850**
Less investment expenses	**26,791**	18,499	19,871	**223,258**
Net investment income	**¥108,311**	¥104,681	¥127,852	**$ 902,592**

Effective for the year ended March 31, 2002, the Company changed the presentation of reporting gains and losses on derivative transactions to "gains (losses) on derivatives" as described in note 1(g). The above table includes net gains on derivative transactions in the amount of ¥20,696 million for the year ended March 31, 2001.

At March 31, 2003 and 2002, accrued investment income, included in other assets, amounted to ¥22,030 million ($183,583 thousand) and ¥15,365 million, respectively.

Net realized and change in unrealized gains or losses on fixed maturities, equity securities and other investments for the years ended March 31, 2003, 2002 and 2001 were as follows:

	(Yen in millions)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2003:				
Realized	**¥ 11,553**	**¥ (37,957)**	**¥(3,471)**	**¥ (29,875)**
Change in unrealized	**120,915**	**(635,620)**	**(1,026)**	**(515,731)**
Total	**¥132,468**	**¥(673,577)**	**¥(4,497)**	**¥(545,606)**
2002:				
Realized	¥ 8,244	¥ (11,900)	¥ 2,636	¥ (1,020)
Change in unrealized	(38,293)	(290,162)	(3,764)	(332,219)
Total	¥(30,049)	¥(302,062)	¥(1,128)	¥(333,239)
2001 (Restated):				
Realized	¥ 9,400	¥ 53,578	¥(6,836)	¥ 56,142
Change in unrealized	75,634	(351,656)	4,438	(271,584)
Total	¥ 85,034	¥(298,078)	¥(2,398)	¥(215,442)

	(Dollars in thousands)			
	Fixed maturities	Equity securities	Other investments	Net gains (losses)
2003:				
Realized	**$ 96,275**	**$ (316,308)**	**$(28,925)**	**$ (248,958)**
Change in unrealized	**1,007,625**	**(5,296,833)**	**(8,550)**	**(4,297,758)**
Total	**$1,103,900**	**$(5,613,141)**	**$(37,475)**	**$(4,546,716)**

Trading losses for the year ended March 31, 2003 that relate to trading securities still held at March 31, 2003 amounted to ¥140 million ($1,167 thousand).

The Company recognized impairment losses on certain of its investment real estate in the amount of ¥5,034 million ($41,950 thousand) in the year ended March 31, 2003. Considering the decline of Japanese real estate market, tests for impairment were performed as of March 31, 2003 for any significant assets where the Company observed possible decline in the fair value below the carrying amount of the asset. For those assets, the Company recognized impairment losses for the amount by which the carrying amount exceeded the fair value estimated primarily based on recent transactions involving sales of similar assets and charged them to realized gains (losses) on other investments for the year ended March 31, 2003 in the property and casualty segment.

Notes to Consolidated Financial Statements—(Continued)

The Company changed the presentation of reporting gains and losses on derivative transactions in the year ended March 31, 2002 and the above table includes gains and losses on derivative transactions in the amount of ¥9,901 million for the year ended March 31, 2001.

On April 1, 2000, the Company transferred certain of its fixed maturities available for sale to held to maturity category. This transfer was based on the Company's review of investment policies to match the duration of securities portfolio with certain life insurance liabilities with relatively long duration. The related unrealized gains on these securities at the time of transfer in the amount of ¥9,088 million are being amortized from accumulated other comprehensive income into investment income over the remaining terms of the securities. Unamortized amounts of those unrealized gains were ¥7,719 million ($64,325 thousand) and ¥8,175 million at March 31, 2003 and 2002, respectively.

Securities available for sale are carried in the consolidated financial statements at fair value. Changes in unrealized gains and losses, net of taxes, on securities available for sale shown above are included in other comprehensive income.

The Company's investments in Toyota Motor Corporation and its affiliates amounting to ¥290,199 million ($2,418,325 thousand) and ¥284,345 million at March 31, 2003 and 2002, respectively, exceeded 10% of stockholders' equity.

The recorded investments in impaired loans and related specific valuation allowances, which were established for all impaired loans, at March 31, 2003 and 2002 were as follows:

	(Yen in millions)		(Dollars in thousands)	
	Total recorded investment	Valuation allowances -specific	Total recorded investment	Valuation allowances -specific
2003:				
Mortgage loans on real estate	**¥31,483**	**¥12,862**	**$262,358**	**$107,183**
Collateral and bank-guaranteed loans	**11,360**	**4,865**	**94,667**	**40,542**
Unsecured loans	**23,153**	**12,378**	**192,942**	**103,150**
	¥65,996	**¥30,105**	**$549,967**	**$250,875**
2002:				
Mortgage loans on real estate	¥16,726	¥ 8,264		
Unsecured loans	30,564	15,806		
	¥47,290	¥24,070		

In addition, based on the Company's past experience that it is probable that a certain percentage of its loans not covered by specific valuation allowances are impaired at the balance sheet date even in the absence of specific loss information, the Company established unallocated valuation allowances in order to incorporate loss contingencies underlying the loan portfolio comprehensively. In determining the amount of required allowances, the Company classifies loans into three categories based on their current credit quality, and applies historical loan loss ratios for these respective categories. The outstanding unallocated valuation allowances were ¥6,730 million ($56,083 thousand) and ¥8,675 million at March 31, 2003 and 2002, respectively.

The activity in valuation allowances for the years ended March 31, 2003, 2002 and 2001 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001	2003
Balance at beginning of year	**¥32,745**	¥38,919	¥38,219	**$272,875**
Adjustment in connection with the acquisition	**9,129**	—	—	**76,075**
Charges to income	**1,091**	(502)	1,731	**9,091**
Principal charge-offs	**(6,130)**	(5,672)	(1,031)	**(51,083)**
Balance at end of year	**¥36,835**	¥32,745	¥38,919	**$306,958**

During the years ended March 31, 2003, 2002 and 2001, the average recorded investment in impaired loans amounted to ¥63,674 million ($530,617 thousand), ¥55,512 million and ¥67,880 million, respectively, and interest income recognized and received in cash on those loans amounted to ¥1,309 million ($10,908 thousand), ¥747 million and ¥1,361 million, respectively. At March 31, 2003 and 2002, the carrying amount of loans that were non-income producing during the preceding twelve months amounted to ¥12,148 million ($101,233 thousand) and ¥6,527 million, respectively.

The Company manages its investments to limit credit risks by diversifying its portfolio among various investment types and industry sectors. The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitory procedures. Collateral often includes pledges of assets, such as stocks and other assets and guarantees.

Notes to Consolidated Financial Statements—(Continued)

5. REINSURANCE

In the ordinary course of business, the Company cedes risks to other insurers and reinsurers. Reinsurance enables the Company to reduce its exposure to large losses in all aspects of its insurance business, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Reinsurance recoverable on losses represents estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses.

The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurer failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company's favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2003, 2002 and 2001 is as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001	2003
Property and casualty:				
Premiums written:				
Direct	¥1,987,463	¥1,509,615	¥1,468,361	$16,562,191
Assumed	325,347	138,362	94,117	2,711,225
Ceded	(414,253)	(266,494)	(238,571)	(3,452,108)
Net premiums written	¥1,898,557	¥1,381,483	¥1,323,907	$15,821,308
Premiums earned:				
Direct	¥1,952,534	¥1,436,884	¥1,449,523	$16,271,117
Assumed	190,135	128,786	92,236	1,584,458
Ceded	(381,701)	(222,708)	(231,020)	(3,180,842)
Premiums earned	¥1,760,968	¥1,342,962	¥1,310,739	$14,674,733
Losses, claims incurred:				
Direct	¥1,064,457	¥ 838,246	¥ 889,295	$ 8,870,475
Assumed	174,561	110,858	92,823	1,454,675
Ceded	(285,337)	(212,339)	(202,430)	(2,377,808)
Losses, claims incurred	¥ 953,681	¥ 736,765	¥ 779,688	$ 7,947,342
Life:				
Premiums earned:				
Direct	¥ 263,361	¥ 209,469	¥ 163,016	$ 2,194,675
Assumed	0	0	1	0
Ceded	(875)	(261)	(112)	(7,292)
Premiums earned	¥ 262,486	¥ 209,208	¥ 162,905	$ 2,187,383

6. DEFERRED POLICY ACQUISITION COSTS

The following sets forth the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for property and casualty and life insurance operations:

	(Yen in millions)			(Dollars in thousands)
	2003	2002 (Restated)	2001 (Restated)	2003
Property and casualty:				
Deferred at beginning of year	¥221,914	¥214,019	¥211,267	$1,849,283
Adjustment in connection with the acquisition	99,663	—	—	830,525
Incurred during year:				
Commissions and brokerage	287,460	227,168	215,447	2,395,501
Salaries and other compensation	147,207	115,911	116,310	1,226,725
Other underwriting costs	112,099	83,795	84,589	934,158
	546,766	426,874	416,346	4,556,384
	868,343	640,893	627,613	7,236,192
Foreign currency translation adjustments	(331)	—	—	(2,758)
Deferred at end of year	323,865	221,914	214,019	2,698,875
Policy acquisition costs	544,147	418,979	413,594	4,534,559
Life:				
Deferred at beginning of year	79,809	63,366	43,630	665,075
Incurred during year	45,717	34,476	28,693	380,975
	125,526	97,842	72,323	1,046,050
Deferred at end of year	98,615	79,809	63,366	821,792
Policy acquisition costs	26,911	18,033	8,957	224,258
Total policy acquisition costs	¥571,058	¥437,012	¥422,551	$4,758,817

7. PROPERTY AND EQUIPMENT

A summary of property and equipment is as follows:

	(Yen in millions)		(Dollars in thousands)
	2003	2002	2003
Land	¥ 88,778	¥ 93,954	$ 739,817
Buildings	225,200	228,457	1,876,666
Furniture and equipment	67,372	40,755	561,433
Construction in progress	6,404	24	53,367
Total at cost	387,754	363,190	3,231,283
Less accumulated depreciation	183,676	162,768	1,530,633
Net property and equipment	¥204,078	¥200,422	$1,700,650

Notes to Consolidated Financial Statements—(Continued)

8. LIABILITY FOR UNPAID LOSSES AND CLAIMS AND LOSS ADJUSTMENT EXPENSES

The table below is a reconciliation of beginning and ending property and casualty insurance balances for unpaid losses and claims and loss adjustment expenses for the years ended March 31, 2003, 2002 and 2001:

	(Yen in millions)			(Dollars in thousands)
	2003	2002 (Restated)	2001 (Restated)	2003
Balance at beginning of year	¥ 875,463	¥854,952	¥821,088	$7,295,525
Less reinsurance recoverables	247,861	255,696	257,221	2,065,508
Net balance at beginning of year	627,602	599,256	563,867	5,230,017
Adjustment in connection with the acquisition	141,940	—	—	1,182,833
Incurred related to:				
Current year	1,029,655	802,061	829,097	8,580,459
Prior years	438	(3,847)	3,961	3,650
Total incurred	1,030,093	798,214	833,058	8,584,109
Paid related to:				
Current year	590,791	481,710	519,627	4,923,259
Prior years	417,105	288,158	278,042	3,475,875
Total paid	1,007,896	769,868	797,669	8,399,134
Foreign currency translation adjustments	(1,987)	—	—	(16,558)
Net balance at end of year	789,752	627,602	599,256	6,581,267
Plus reinsurance recoverables	342,132	247,861	255,696	2,851,100
Balance at end of year	¥1,131,884	¥875,463	¥854,952	$9,432,367

Prior year claims and expenses incurred in the preceding table resulted principally from settling claims established in earlier accident years for amounts that differed from expectations.

The reinsurance recoverables referred to above are reconciled to the balance sheet carrying amounts as follows:

	(Yen in millions)		(Dollars in thousands)
	2003	2002	2003
Property and casualty:			
Unpaid losses	¥342,132	¥247,861	$2,851,100
Paid losses	107,885	84,826	899,042
Life	328	—	2,733
Total reinsurance recoverable on losses	¥450,345	¥332,687	$3,752,875

9. INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Total income taxes for the years ended March 31, 2003, 2002 and 2001 were allocated as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001 (Restated)	2003
Income before extraordinary items and cumulative effect of accounting changes	¥ 71,614	¥ 33,416	¥ 44,359	$ 596,782
Cumulative effect of accounting changes	—	48,033	—	—
Other comprehensive income:				
Unrealized appreciation (depreciation) of securities during the year	(188,667)	(118,901)	(89,605)	(1,572,225)
Minimum pension liability adjustments	(22,613)	(16,860)	2,046	(188,442)
	¥(139,666)	¥ (54,312)	¥(43,200)	$(1,163,885)

The Company is subject to a number of taxes based on income, which in the aggregate resulted in a normal tax rate of approximately 36% in 2003, 2002 and 2001.

The effective tax rates of the Company for the years ended March 31, 2003, 2002 and 2001 differ from the Japanese normal income tax rates for the following reasons:

	2003	2002	2001 (Restated)
Japanese normal income tax rate	36.0%	36.0%	36.0%
Tax credit for dividends received	(3.0)	(7.1)	(4.7)
Expenses not deductible for tax purposes	0.9	1.2	1.2
Other	1.7	0.7	0.8
Effective tax rate	35.6%	30.8%	33.3%

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2003 and 2002 are presented below:

	(Yen in millions)		(Dollars in thousands)
	2003	2002 (Restated)	2003
Deferred tax assets:			
Net unpaid and unreported losses	¥ 84,817	¥ 70,102	$ 706,808
Future policy benefits and losses	13,501	9,315	112,508
Retirement and severance benefits	47,689	34,467	397,408
Minimum pension liability adjustments	50,707	28,094	422,558
Valuation allowance for credit losses	12,743	9,985	106,192
Property, equipment and other assets	49,910	10,603	415,917
Derivatives	33,995	24,160	283,292
Operating loss carryforwards for tax purposes	10,311	—	85,925
Other	33,036	11,788	275,300
Total deferred tax assets	336,709	198,514	2,805,908
Deferred tax liabilities:			
Net unearned premiums	(47,552)	(24,929)	(396,267)
Deferred policy acquisition costs	(151,996)	(108,334)	(1,266,634)
Fair value adjustments to securities recognized in income	(88,828)	(3,046)	(740,234)
Derivatives	(89,134)	(74,977)	(742,783)
Other	(12,225)	(9,466)	(101,875)
Total deferred tax liabilities	(389,735)	(220,752)	(3,247,793)
Net deferred tax liabilities before deferred taxes on unrealized appreciation of securities	(53,026)	(22,238)	(441,885)
Deferred taxes on unrealized appreciation of securities	(321,037)	(509,704)	(2,675,307)
Net deferred tax liabilities	(374,063)	(531,942)	(3,117,192)
Income taxes currently payable	(63,497)	(43,758)	(529,141)
Income tax liability	¥(437,560)	¥(575,700)	$(3,646,333)

Operating loss carryfowards for tax purposes of consolidated subsidiaries at March 31, 2003 amounted to ¥28,641 million ($238,675 thousand) and are available through 2008 to offset against future taxable income of such subsidiaries.

The Company has not provided a valuation allowance for the deferred tax assets at March 31, 2003 and 2002. Management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets. While there are no assurances that this benefit will be realized, the Company expects sufficient taxable income in the future, based on its historical record and expected future results to realize the benefit of the deferred tax assets.

10. RETIREMENT AND SEVERANCE BENEFITS

Employees of the Company are covered by the defined retirement and severance benefit plans described below.

The Company has an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, employees are entitled to lump-sum payments based on points, which are accumulated each year by the employees' rank, length of service and certain other factors, upon retirement or termination of employment for reasons other than dismissal for cause. Directors and statutory auditors are covered by a separate plan. It is not the policy of management to fund the retirement and severance benefits described above.

The Company also has a funded pension plan covering substantially all employees who meet age and service requirements. The plan covers a portion of the welfare pension plan administered by the Japanese government.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," the net periodic benefit costs of the funded pension plan in 2003, 2002 and 2001 were calculated using the unit credit actuarial cost method.

Notes to Consolidated Financial Statements—(Continued)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets are as follows:

	(Yen in millions)		(Dollars in thousands)
	2003	2002	2003
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 430,950	¥ 338,858	$ 3,591,250
Adjustment in connection with the acquisition	40,690	—	339,083
Service cost	19,148	15,494	159,567
Interest cost	10,874	11,389	90,617
Plan participants' contributions	2,593	2,115	21,608
Amendments	(24,793)	39,576	(206,608)
Actuarial loss	75,182	35,808	626,517
Benefits paid	(21,710)	(12,290)	(180,917)
Foreign currency translation adjustments	(3)	—	(25)
Benefit obligation at end of year	¥ 532,931	¥ 430,950	$ 4,441,092
Change in plan assets:			
Fair value of plan assets at beginning of year	¥ 144,710	¥ 137,667	$ 1,205,917
Adjustment in connection with the acquisition	7,599	—	63,325
Actual return on plan assets	1,443	(377)	12,025
Employer contributions	24,146	9,345	201,217
Plan participants' contributions	2,593	2,115	21,608
Benefits paid	(4,932)	(4,040)	(41,100)
Fair value of plan assets at end of year	¥ 175,559	¥ 144,710	$ 1,462,992
Funded status	¥(357,372)	¥(286,240)	$(2,978,100)
Unrecognized net actuarial loss	196,049	126,365	1,633,742
Unrecognized prior service cost	5,742	31,340	47,850
Net amount recognized	¥(155,581)	¥(128,535)	$(1,296,508)
Amounts recognized in the balance sheets consist of:			
Accrued benefit liability	¥(324,003)	¥(237,982)	$(2,700,025)
Intangible asset	27,567	31,409	229,725
Accumulated other comprehensive income	140,855	78,038	1,173,792
Net amount recognized	¥(155,581)	¥(128,535)	$(1,296,508)
Significant actuarial assumptions:			
Discount rate	1.5%	2.5%	
Rate of salary increase	0.6–1.7%	1.8%	
Expected long-term return on plan assets	1.3–2.0%	2.3%	

The components of net periodic benefit cost for the years ended March 31, 2003, 2002 and 2001 are as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001	2003
Components of net periodic benefit cost:				
Service cost	¥19,148	¥15,494	¥15,301	$159,567
Interest cost	10,874	11,389	9,060	90,617
Expected return on plan assets	(3,108)	(3,192)	(3,831)	(25,900)
Amortization of prior service cost	805	2,397	(217)	6,708
Recognized actuarial loss	7,162	4,398	3,310	59,683
Net periodic benefit cost	¥34,881	¥30,486	¥23,623	$290,675

11. DEBT OUTSTANDING

Debt outstanding at March 31, 2003 and 2002 comprised the following:

		(Yen in millions)		(Dollars in thousands)
	Due	2003	2002	2003
Loans, 0.05% to 4.75%	2007–2016	¥ 4,673	¥ —	$ 38,942
Equity linked notes, 1.00% to 21.00%	2004	4,331	—	36,092
Fixed rate notes, 0.07%	2004	5,000	—	41,667
Floating rate notes, 0.06%	2005	2,000	—	16,667
Credit linked notes, 2.56% to 11.75%	2007	25,373	—	211,442
Unsecured bonds, 1.47% to 2.78%	2006–2021	135,984	110,000	1,133,198
Other notes	2011	519	—	4,325
Total debt outstanding		¥177,880	¥110,000	$1,482,333

The proceeds of these debts were used primarily for general corporate purposes.

Maturities of debt outstanding at March 31, 2003 are as follows:

	(Yen in millions)	(Dollars in thousands)
2004	¥ 9,331	$ 77,758
2005	2,000	16,667
2006	30,000	250,000
2007	36,702	305,850
2008	654	5,450
Thereafter	99,193	826,608
Total debt outstanding	¥177,880	$1,482,333

Notes to Consolidated Financial Statements—(Continued)

The Company leases certain property and equipment under non-cancelable lease agreements. At March 31, 2003, obligations under capital leases which were presented as other liabilities amounted to ¥8,006 million ($66,717 thousand). Of this amount, the obligations due within one year amounted to ¥4,616 million ($38,467 thousand).

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of estimated fair value for all financial instruments. See note15 for discussion of fair value of derivative financial instruments. The carrying amounts and the fair values of the Company's nonderivative financial instruments at March 31, 2003 and 2002 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Carrying amount	Fair value	Carrying amount	Fair value
2003:				
Policy loans	¥ **29,171**	¥ **29,171**	$ **243,092**	$ **243,092**
Mortgage loans on real estate	**148,655**	**152,379**	**1,238,792**	**1,269,825**
Mortgage loans on vessels and facilities	**22,125**	**21,637**	**184,375**	**180,308**
Collateral and bank-guaranteed loans	**22,096**	**24,190**	**184,133**	**201,583**
Unsecured loans	**440,997**	**449,412**	**3,674,976**	**3,745,100**
Money trust	**73,786**	**73,786**	**614,883**	**614,883**
Short-term investments	**660,370**	**660,370**	**5,503,083**	**5,503,083**
Investment deposits by policyholders	**(2,716,526)**	**(3,094,290)**	**(22,637,717)**	**(25,785,750)**
Debt outstanding	**(177,880)**	**(189,307)**	**(1,482,333)**	**(1,577,558)**
2002:				
Policy loans	¥ 20,615	¥ 20,615		
Mortgage loans on real estate	144,323	145,869		
Mortgage loans on vessels and facilities	25,061	25,082		
Collateral and bank-guaranteed loans	29,800	29,768		
Unsecured loans	404,419	406,169		
Money trust	76,386	76,386		
Short-term investments	665,406	665,406		
Investment deposits by policyholders	(2,131,834)	(2,362,170)		
Debt outstanding	(110,000)	(115,257)		

The Company started disclosing fair values of investment deposits by policyholders this year.

The following methods and assumptions were used by the Company in estimating the fair values of its nonderivative financial instruments:

Cash and cash equivalents, accrued investment income (included in other assets), premiums receivable and agents' balances, reinsurance recoverable on losses and ceded reinsurance balances payable
The carrying amounts approximate fair values due to the short maturity of these instruments.

Fixed maturities and equity securities
The carrying amounts and fair values of fixed maturities and equity securities are disclosed in note 4.

Policy loans
The carrying amounts of floating-rate policy loans approximate their fair values as the interest rates charged on those instruments are designed so that they would be adjusted periodically to reflect changes in overall market interest rates.

Mortgage loans on real estate, other long-term investments and short-term investments
The fair values for these financial instruments are estimated based on the quoted market prices for these or similar instruments. For financial instruments for which quoted market prices are not available, fair values are estimated using discounted cash flow analysis and interest rates currently being offered for similar loans to borrowers with similar credit ratings or for similar deposits.

Investment deposits by policyholders
The fair values of investment deposits by policyholders were estimated using discounted cash flow calculations based on market interest rates currently prevailing for similar contracts with similar maturities. The cash flows used in fair value calculation were based on the best estimate assumptions of lapse rates and other factors.

Debt outstanding
The fair values for debt outstanding are estimated using their market prices. For debt outstanding on which quoted market prices are not available, the fair values are estimated using discounted cash flow analysis, based on the Company's current borrowing rate for similar types of borrowings.

Notes to Consolidated Financial Statements—(Continued)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13. STATUTORY CAPITAL AND DIVIDEND AVAILABILITY

Millea Holdings is subject to regulatory restrictions on the amount of dividends distributable to its stockholders. The amount of retained earnings available for dividends is based on the amount recorded on the Millea Holdings' non-consolidated statutory books of account in accordance with Japanese GAAP. Millea Holdings had retained earnings in the amount of ¥44,567 million ($371,392 thousand), net of treasury stock in the amount of ¥5,038 million ($41,983 thousand) as of March 31, 2003. The adjustments included in the accompanying consolidated financial statements to have them conform with U.S. GAAP, but not recorded in the books of account, have no effect on the determination of the amount available for dividends.

Provision has not been made in the accompanying consolidated balance sheet as of March 31, 2003 for dividends subsequently proposed to Millea Holdings' stockholders by the Board of Directors in the aggregate amount of ¥18,519 million ($154,325 thousand).

The insurance subsidiaries of Millea Holdings incorporated in Japan are required to maintain adequate solvency margins for Japanese regulatory authorities. At March 31, 2003, these subsidiaries had sufficient capital surplus in their respective statutory stockholders' equity to satisfy the solvency margin requirements.

In the parent company only financial statements prepared in conformity with Japanese GAAP, Millea Holdings reported net income of ¥49,605 million ($413,375 thousand) in 2003, ¥39,182 million in 2002 and ¥43,140 million in 2001, and stockholders' equity of ¥2,206,053 million ($18,383,775 thousand) at March 31, 2003 and ¥1,803,976 million at March 31, 2002.

The amounts of statutory net income (loss) for the years ended March 31, 2003, 2002 and 2001, and stockholders' equity at March 31, 2003 and 2002 of the consolidated insurance subsidiaries were as follows:

	(Yen in millions)			(Dollars in thousands)
	2003	2002	2001	2003
Statutory net income (loss):				
Property and casualty	¥ 112,615	¥12,703	¥2,443	$ 938,458
Life	(966)	1	1	(8,050)
Statutory stockholders' equity:				
Property and casualty	2,006,678	67,285		16,722,317
Life	46,160	27,437		384,667

14. COMMITMENTS AND CONTINGENT LIABILITIES

At March 31, 2003, commitments outstanding for the purchase of property and equipment approximated ¥14,547 million ($121,225 thousand).

The Company occupies certain offices and other facilities and uses certain equipment under cancelable lease arrangements. Rental expenses for the years ended March 31, 2003, 2002 and 2001 aggregated ¥14,694 million ($122,450 thousand), ¥17,427 million and ¥18,515 million, respectively.

The Company enters into credit default swap transactions to earn investment returns. The maximum potential amount of future payments represents the notional amounts that could be lost under the credit default swaps if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. At March 31, 2003, the Company's maximum potential amount of future payments under the credit default swaps was approximately ¥1,889,836 million ($15,748,633 thousand). At March 31, 2003, the carrying amount of the liabilities related to these credit default swaps was ¥16,356 million ($136,300 thousand). Other property will be available to the Company to cover losses, or, the Company will cover losses, net of some collateral; however, the value of such property or collateral has not been determined.

See also note 15 for the discussion on credit default swaps, which had been accounted for as guarantees prior to the adoption of SFAS No. 133.

Notes to Consolidated Financial Statements—(Continued)

Guarantees are used in various transactions to enhance credit standing of the Company's customers and third parties. They represent irrevocable assurances that the Company will make payment in the event that the customer fails to fulfill its obligation arising from guarantees of the indebtedness of third parties, the corporate loans and bonds, etc., to third parties. The Company is obliged to pay the outstanding liabilities when the guaranteed parties fail to pay principal and/or interest in accordance with the contractual terms. The maximum exposure under these guarantees as of March 31, 2003 was approximately ¥22,409 million ($186,742 thousand). At March 31, 2003, the Company did not recognize any liabilities for these remote loss contingencies. In some cases, those liabilities are secured by the guaranteed parties' operating assets. Once the Company assumes the guaranteed parties' obligation, the Company acquires the right of the collateral.

In the ordinary course of business, the Company is involved in various legal proceedings. Although there can be no assurances, as of March 31, 2003, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments in its normal course of business (a) to manage interest rate risk, (b) to manage foreign exchange risk and (c) for other purposes. Although some types of these derivatives economically hedge the Company's risk exposure, they do not qualify for hedge accounting under SFAS No.133. All derivatives are recognized on the consolidated balance sheets at fair value as "derivative assets" or "derivative liabilities," with the changes in fair value recognized currently in earnings as "gains (losses) on derivatives."

(a) Derivatives used for interest rate risk management

The Company uses interest rate swaps to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches). The Company's insurance liabilities that bear credited interest rates, mainly those relating to deposit-type insurance and life insurance, are exposed to the risk of declines in interest rates. The Company's strategy is to match the interest rate characteristics and duration of those liabilities with those of invested assets through its asset liability management, including the use of interest rate swaps. An interest rate swap is an agreement, generally, to exchange fixed and floating rate interest payments without exchange of the underlying principal.

Upon adoption of SFAS No. 133 at April 1, 2001, the interest rate swaps used for this purpose do not qualify for hedge accounting, and the Company recognized a net-of-tax cumulative-effect-type gain of ¥93,907 million on April 1, 2001.

(b) Derivatives used for foreign exchange risk management

The Company is exposed to foreign currency exposures arising mainly from foreign currency fixed maturity investments and foreign currency receivables/payables in relation to hull and marine cargo insurance and certain reinsurance. The Company uses foreign exchange derivatives, such as foreign exchange forwards and cross-currency swaps, to effectively manage those foreign currency exposures. A foreign exchange forward is an agreement to exchange different currencies at a specific future date. A cross-currency swap is an agreement to exchange coupon payments in one currency for coupon payments in another currency, where the principal amount of each currency is generally exchanged at the beginning and end of the term.

(c) Derivatives used for other purposes

The Company enters into credit default swaps as an alternative to credit insurance it provides. A credit default swap is a contract that provides the buyer with protection against the risk of a default by the reference entity in return for periodic payments to the seller. Prior to the adoption of SFAS No.133, the Company had treated credit default swaps as guarantees. In accordance with SFAS No.133, the Company now accounts for them as derivatives, which are recognized at fair value.

The Company uses bond futures, equity index futures and other instruments to manage market risks.

The Company uses foreign exchange forwards, bond futures, equity index options, equity index futures and other instruments to earn investment returns.

Notes to Consolidated Financial Statements—(Continued)

The carrying amounts and the fair values of the Company's derivative financial instruments at March 31, 2003 and 2002 are as follows:

	(Yen in millions)		(Dollars in thousands)	
	Assets	Liabilities	Assets	Liabilities
2003:				
Interest rate swaps	¥315,171	¥(162,019)	$2,626,425	$(1,350,158)
Foreign exchange forwards	177	(2,127)	1,475	(17,725)
Currency swaps	14,881	(15,329)	124,008	(127,742)
Credit default swaps	9,563	(23,050)	79,692	(192,083)
Bond futures	26	(56)	217	(467)
Equity index futures	633	—	5,275	—
Other	828	(430)	6,900	(3,583)
Total derivatives	¥341,279	¥(203,011)	$2,843,992	$(1,691,758)
2002:				
Interest rate swaps	¥202,390	¥ (53,348)		
Foreign exchange forwards	582	(15,633)		
Currency swaps	216	(9,883)		
Credit default swaps	3,639	(14,061)		
Bond futures	61	(354)		
Equity index options	211	(168)		
Equity index futures	113	(214)		
Other	—	(31)		
Total derivatives	¥207,212	¥ (93,692)		

The following methods and assumptions were used by the Company in estimating the fair values of its derivative financial instruments:

Interest rate swaps
The fair values of interest rate swaps are based on the estimated present values the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Foreign exchange forwards and currency swaps
The fair values of foreign exchange derivatives including forwards and currency swaps are estimated by obtaining current market quotes from banks.

Credit default swaps
The fair values of credit default swaps are estimated by obtaining current market quotes from counterparties, if available. If quoted market prices are not available, as is the case primarily with credit default swaps on pools of multiple reference assets, then the fair value is based upon estimates calculated by the Company's internal model reflecting prevailing market conditions and certain other factors relating to the structure of the transaction.

Equity index futures and options, and bond futures
The fair values of equity index futures, equity index options and bond futures are based on the official market quotes.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

16. BUSINESS SEGMENTS

The Company is organized according to products and services which it offers. This structure is considered in the identification of its two reportable segments. These segments and their respective operations are as follows:

Property and Casualty
Property and Casualty segment writes marine, fire and casualty, automobile and allied lines of insurance principally covering risks located in Japan and hull and cargo risks for Japanese businesses. The Company evaluates the results of this segment based upon premium income and underwriting results.

Life
Life insurance products primarily include whole-life insurance. The Company evaluates the results of this segment based upon amounts of policies and net income.

The accounting policies of the business segments are the same as those described in the notes to consolidated financial statements. The effects of the elimination of certain intersegment transactions are included in the Property and Casualty segment result. The following are income and asset data for the Company's business segments for the years ended March 31, 2003, 2002 and 2001. See note 2 for discussion of restatements and reclassifications.

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions)		
	Property and Casualty	Life	Consolidated
2003:			
Operating income:			
Property and casualty:			
Net premiums written	**¥1,898,557**	**¥ —**	**¥ 1,898,557**
Less increase in unearned premiums	**137,589**	**—**	**137,589**
Premiums earned	**1,760,968**	**—**	**1,760,968**
Life premiums	**—**	**262,486**	**262,486**
Net investment income	**93,129**	**15,182**	**108,311**
Realized losses on investments	**(28,310)**	**(1,565)**	**(29,875)**
Gains on derivatives	**55,044**	**21,520**	**76,564**
Total operating income	**1,880,831**	**297,623**	**2,178,454**
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	**1,030,093**	**—**	**1,030,093**
Policy benefits and losses for life	**—**	**223,316**	**223,316**
Income credited to investment deposits by policyholders	**54,111**	**1,900**	**56,011**
Policy acquisition costs	**544,147**	**26,911**	**571,058**
Other operating expenses	**85,859**	**10,809**	**96,668**
Total operating costs and expenses	**1,714,210**	**262,936**	**1,977,146**
Income before income tax expense and extraordinary items	**166,621**	**34,687**	**201,308**
Income tax expense (benefit):			
Current	**83,022**	**9,913**	**92,935**
Deferred	**(25,237)**	**3,916**	**(21,321)**
	57,785	**13,829**	**71,614**
Income before extraordinary items	**108,836**	**20,858**	**129,694**
Extraordinary items	**248,323**	**—**	**248,323**
Net income	**¥ 357,159**	**¥ 20,858**	**¥ 378,017**
Total investments	**¥ 7,119,333**	**¥1,225,870**	**¥ 8,345,203**
Total assets	**¥ 9,513,060**	**¥1,380,303**	**¥ 10,893,363**

	(Yen in millions)		
	Property and Casualty	Life	Consolidated
2002 (Restated):			
Operating income:			
Property and casualty:			
Net premiums written	¥1,381,483	¥ —	¥1,381,483
Less increase in unearned premiums	38,521	—	38,521
Premiums earned	1,342,962	—	1,342,962
Life premiums	—	209,208	209,208
Net investment income	94,386	10,295	104,681
Realized gains (losses) on investments	(1,384)	364	(1,020)
Gains (losses) on derivatives	(20,847)	13,528	(7,319)
Total operating income	1,415,117	233,395	1,648,512
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	798,214	—	798,214
Policy benefits and losses for life	—	175,016	175,016
Income credited to investment deposits by policyholders	56,422	1,085	57,507
Policy acquisition costs	418,979	18,033	437,012
Other operating expenses	63,751	8,344	72,095
Total operating costs and expenses	1,337,366	202,478	1,539,844
Income before income tax expense and cumulative effect of accounting changes	77,751	30,917	108,668
Income tax expense (benefit):			
Current	50,070	3,890	53,960
Deferred	(27,806)	7,262	(20,544)
	22,264	11,152	33,416
Income before cumulative effect of accounting changes	55,487	19,765	75,252
Cumulative effect of accounting changes, net of tax	56,727	28,738	85,465
Net income	¥ 112,214	¥ 48,503	¥ 160,717
Total investments	¥6,068,201	¥560,624	¥6,628,825
Total assets	¥7,823,947	¥735,230	¥8,559,177

Notes to Consolidated Financial Statements—(Continued)

	(Yen in millions) Property and Casualty	Life	Consolidated
2001 (Restated):			
Operating income:			
Property and casualty:			
Net premiums written	¥1,323,907	¥ —	¥1,323,907
Less increase in unearned premiums	13,168	—	13,168
Premiums earned	1,310,739	—	1,310,739
Life premiums	—	162,905	162,905
Net investment income	115,594	12,258	127,852
Realized gains on investments	55,859	283	56,142
Total operating income	1,482,192	175,446	1,657,638
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	833,058	—	833,058
Policy benefits and losses for life	—	137,469	137,469
Income credited to investment deposits by policyholders	58,669	840	59,509
Policy acquisition costs	413,594	8,957	422,551
Other operating expenses	66,048	5,969	72,017
Total operating costs and expenses	1,371,369	153,235	1,524,604
Income before income tax expense	110,823	22,211	133,034
Income tax expense:			
Current	9,952	2,934	12,886
Deferred	26,301	5,172	31,473
	36,253	8,106	44,359
Net income	¥ 74,570	¥ 14,105	¥ 88,675
Total investments	¥6,417,143	¥400,801	¥6,817,944
Total assets	¥7,735,940	¥480,801	¥8,216,741

	(Dollars in thousands) Property and Casualty	Life	Consolidated
2003:			
Operating income:			
Property and casualty:			
Net premiums written	$15,821,308	$ —	$15,821,308
Less increase in unearned premiums	1,146,575	—	1,146,575
Premiums earned	14,674,733	—	14,674,733
Life premiums	—	2,187,383	2,187,383
Net investment income	776,075	126,517	902,592
Realized losses on investments	(235,917)	(13,041)	(248,958)
Gains on derivatives	458,700	179,333	638,033
Total operating income	15,673,591	2,480,192	18,153,783
Operating costs and expenses:			
Losses, claims and loss adjustment expenses	8,584,109	—	8,584,109
Policy benefits and losses for life	—	1,860,967	1,860,967
Income credited to investment deposits by policyholders	450,925	15,833	466,758
Policy acquisition costs	4,534,559	224,258	4,758,817
Other operating expenses	715,491	90,075	805,566
Total operating costs and expenses	14,285,084	2,191,133	16,476,217
Income before income tax expense and extraordinary items	1,388,507	289,059	1,677,566
Income tax expense (benefit):			
Current	691,850	82,608	774,458
Deferred	(210,309)	32,633	(177,676)
	481,541	115,241	596,782
Income before extraordinary items	906,966	173,818	1,080,784
Extraordinary items	2,069,358	—	2,069,358
Net income	$ 2,976,324	$ 173,818	$ 3,150,142
Total investments	$59,327,775	$10,215,583	$69,543,358
Total assets	$79,275,500	$11,502,525	$90,778,025

Independent Auditors' Report

To the Board of Directors and Stockholders
Millea Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Millea Holdings, Inc. (a successor United States Securities and Exchange Commission registrant of The Tokio Marine and Fire Insurance Company, Limited) and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended March 31, 2003, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millea Holdings, Inc. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1(g) of the notes to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in the year ended March 31, 2002. As discussed in note 2 of the notes to the consolidated financial statements, the accompanying consolidated financial statements for each of the years in the two-year period ended March 31, 2002 have been restated.

The accompanying consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollar on the basis set forth in note 1(a) of the notes to the consolidated financial statements.

KPMG

Tokyo, Japan
September 4, 2003

Worldwide Network of the Millea Group

- ● BRANCHES OF TOKIO MARINE
- ▲ REPRESENTATIVE AND LIAISON OFFICES/OFFICERS OF TOKIO MARINE
- ■ UNDERWRITING AGENTS OF TOKIO MARINE
- ❖ SUBSIDIARIES AND AFFILIATES OF TOKIO MARINE
- ◉ BRANCHES OF NICHIDO FIRE
- ▲ REPRESENTATIVE AND LIAISON OFFICES OF NICHIDO FIRE
- ▩ UNDERWRITING AGENTS OF NICHIDO FIRE
- ✧ SUBSIDIARIES AND AFFILIATES OF NICHIDO FIRE
- ✱ MILLEA ASIA AND ITS GROUP COMPANIES

NORTH AMERICA

UNITED STATES

●▲ **NEW YORK**
230 Park Avenue, New York, NY 10169

■❖ **NEW YORK**
Tokio Marine Management, Inc.
230 Park Avenue, New York, NY 10169

■❖ **NEW YORK**
Tokio Re Corporation
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
Trans Pacific Insurance Company
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
TM Claims Service, Inc.
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
AXIA Services, Inc.
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
Tokio Marine Asset Management (USA), Ltd.
230 Park Avenue, Suite 910, New York, NY 10169

❖ **NEW YORK**
TM Specialty Insurance Company
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
TM Casualty Insurance Company
230 Park Avenue, New York, NY 10169

❖ **NEW YORK**
Ergonomic Technologies Corporation
6851 Jericho Turnpike, Suite 200 Syosset, NY 11791

▲ **NEW YORK**
70 Pine Street, 57th Floor, New York, NY 10270, U.S.A.

▩ **NEW YORK**
North American Managers, Inc.
70 Pine Street, New York, NY 10270, U.S.A.

▲❖ **LOS ANGELES**
Tokio Marine Management, Inc., Western Regional Office
800 East Colorado Blvd., Pasadena, CA 91101-2132

❖ **LOS ANGELES**
TM Claims Service, Inc., L.A. Office
800 East Colorado Blvd., Pasadena, CA 91109-7316

▲ **LOS ANGELES**
777 South Figueroa Street, 14th Floor, Los Angeles, CA 90017, U.S.A.

▲❖ **SAN FRANCISCO**
Tokio Marine Management, Inc., San Francisco Office
1825 South Grant Street, Suite 570, San Mateo, CA 94402

▲❖ **CHICAGO**
Tokio Marine Management, Inc., Chicago Office
Suite 2980, 444 North Michigan Avenue, Chicago, IL 60611

▲❖ **ATLANTA**
Tokio Marine Management, Inc., Atlanta Office
One Ravinia Drive, Suite 1130, Atlanta, GA 30346

❖ **DELAWARE**
Tokio Marine Delaware Corporation
32 Loockerman Square, Suite L-100, Dover, DE 19901

▲❖ **HONOLULU**
First Insurance Company of Hawaii, Ltd., Tokio Marine Unit
1100 Ward Avenue, Honolulu, HI 96814

❖ **HONOLULU**
TM Claims Service, Inc., Honolulu Branch
1100 Ward Avenue, Suite 710, Honolulu, HI 96814

❖ **HONOLULU**
First Risk Management Services, Inc.
1100 Ward Avenue, HI 96814

▲■❖ **GUAM**
Nanbo Guam, Ltd.
P.O. Box 2980, Hagatna, Guam 96910

▲✧ **GUAM**
Nichido Insurance Company (Pacific), Limited
P.O. Box 326367, Hagatna, Guam 96932, U.S.A.

■ **GUAM**
Calvo's Insurance Underwriters, Inc.
Calvo's Insurance Building, P.O. Box C1, Hagatna, Guam 96910, U.S.A.

CANADA

▲■ **TORONTO**
c/o Lombard Canada Ltd.
105 Adelaide Street West 3rd Floor, Toronto, Ontario M5H 1P9

▲ **VANCOUVER**
c/o Lombard Canada Ltd.
Suite 602, Two Bentall Centre, 555 Burrard Street, Box 261, Vancouver, British Columbia V7X 1M8

BERMUDA

❖ **HAMILTON**
Tokio Millennium Re Ltd.
The Waterfront, 90 Pitts Bay Road, Pembroke, HM08, Bermuda

CAYMAN ISLANDS

❖ **GRAND CAYMAN**
Tokio Marine Financial Solutions Ltd.
P.O. Box 309, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies

❖ **GRAND CAYMAN**
Tokio Marine Asset Management (Cayman) Ltd.
W.S. Walker & Company, P.O. Box 265, G.T., Mary Street, Caledonian House, George Town, Grand Cayman, Cayman Islands, British West Indies

CENTRAL & SOUTH AMERICA

MEXICO

▲❖ **MEXICO CITY**
Tokio Marine Compañia de Seguros, S.A. de C.V.
Félix Parra 39, Col. San José, Insurgentes, C.P. 03900 México, D.F.

❖ **MEXICO CITY**
Tokio Marine Global Re Ltd. Oficina de Representación en México
Félix Parra No.39, 1er Piso, Col. San José Insurgentes, Deleg. Benito Juarez, 03900 México, D.F.

❖ **TIJUANA**
Tokio Marine Compañia de Seguros, S.A. de C.V.
Blvd. Agua Caliente 4558, Desp. 204
Colonia Aviacion 22420 Tijuana, B.C.

❖ **AGUASCALIENTES**
Tokio Marine Compañia de Seguros, S.A. de C.V.
Sierra Morena 512, Desp. 103
Fraccionamiento Bosques del Prado,
la Secc. 20127, Aguascalientes, AGS.

❖ **MONTEREY**
Tokio Marine Compañia de Seguros, S.A. de C.V.
Av. Lazaro Cardenas 2400 Poniente, Edificio Losoies Despacio
A-21A, San Pedro Garza Garcia, N.L.

VENEZUELA

▲❖ **CARACAS**
Tokio Marine de Venezuela, C.A.
Edificio Centro Seguros Sud America Piso 2, Ofc. 2-B,
Av. Francisco de Miranda, El Rosal, Caracas

COLOMBIA

▲ **BOGOTA**
Calle 100, No. 19-61 Oficina 603 Edificio Centro Empresarial 100,
Bogota

BRAZIL

▲❖ **SÃO PAULO**
Tokio Marine Brasil Seguradora S.A.
Rua 13 de Maio, 1529, CEP: 01327-001, São Paulo, SP

▲❖ **RIO DE JANEIRO**
Tokio Marine Brasil Seguradora S.A.
Rua da Assembleia, No. 10-23, Andar-cj. 2322
Rio de Janeiro, RJ, CEP: 20119-900

❖ **MANAUS**
Tokio Marine Brasil Seguradora S.A.
Rua 24 de Maio, 220-9° Andar-cj. 912 Manaus, AM,
CEP: 69010-080

❖ **BELO HORIZONTE**
Tokio Marine Brasil Seguradora S.A.
Av. Cristovão Colombo, 400-2° Andar, Belo Horizonte, MG,
CEP: 30140-150

❖ **CURITIBA**
Tokio Marine Brasil Seguradora S.A.
Rua Carlos de Carvalho, 373, Lojo 4 Curitiba, PR, CEP: 80410-180

❖ **BLUMENAU**
Tokio Marine Brasil Seguradora S.A.
Rua Ingo Hering, 20-Sala 6, Blumenau, SC, CEP: 89010-205

❖ **PÔRTO ALEGRE**
Tokio Marine Brasil Seguradora S.A.
Rua dos Andradas, 955-4° Andar-cj. 401, Pôrto Alegre, RS,
CEP: 90020-005

❖ **RIBEIRÃO PRETO**
Tokio Marine Brasil Seguradora S.A.
Rua Cerqueira Cesar, 481-5° Andar-cj. 500 Ribeirão Preto, SP,
CEP: 14010-130

ARGENTINA

■ **BUENOS AIRES**
c/o HSBC La Buenos Aires Seguros S.A.
Avenida de Mayo 701, 1084 - Buenos Aires

PARAGUAY

❖ **ASUNCIÓN**
La Rural S.A. de Seguros
Avenida Mcal López 1082 N° esq Mayor Bullo, Asunción

❖ **ENCARNACIÓN**
La Rural S.A. de Seguros
Monseñor Wiesen 389, 1 Piso, o/m cal Estigarribia, Encarnación

EUROPE

UNITED KINGDOM

▲❖ **LONDON**
Tokio Marine Europe Insurance Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
Tokio Marine Property Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
TM Management Services Limited
150 Leadenhall Street, London EC3V 4TE

❖ **LONDON**
Tokio Marine Asset Management (London) Limited
150 Leadenhall Street, London EC3V 4TE

▲❖ **LONDON**
European Nichido Insurance Company, Limited
8 Devonshire Square, London EC2M 4PL, U.K.

■ **LONDON**
Nicholson Leslie Agencies Ltd.
9A Devonshire Square, London EC2M 4PL, U.K.

FRANCE

▲❖ **PARIS**
Tokio Marine Europe Insurance Limited, France Branch
21, boulevard de la Madeleine 75038 Paris, Cedex 01

❖ **PARIS**
TM Management Services Limited, Paris Branch
21, boulevard de la Madeleine 75038 Paris, Cedex 01

BELGIUM

▲❖ **BRUXELLES**
Tokio Marine Europe Insurance Limited, Belgium Branch
c/o Fortis Corporate Insurance N.V.
Avenue du Boulevard 21, B-1210 Bruxelles

❖ **ANTWERPEN**
Tokio Marine Europe Insurance Limited
c/o Fortis Corporate Insurance Marine
Antwerp Tower, De Keyserlei 5 box 6, B-2018 Antwerpen

LUXEMBOURG

❖ **MUNSBACH**
Nichido Investment (Luxembourg) S.A.
1B, Pare d'Activité Syrdall L-5365, Munsbach Grand-Duché de Luxembourg

GERMANY

❖ **HAMBURG**
Tokio Marine Europe Insurance Limited
c/o Burmester, Duncker & Joly,
Trostbrücke 1, D-20457 Hamburg

▲❖ **DÜSSELDORF**
Tokio Marine Europe Insurance Limited, German Branch
Immermannstrasse 45, D-40210 Düsseldorf

NETHERLANDS

▲❖ **AMSTERDAM**
Tokio Marine Europe Insurance Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

❖ **AMSTERDAM**
TM Management Services Limited, Netherlands Branch
Prof. J.H. Bavincklaan 5, 1183 AT Amstelveen

IRELAND

❖ **DUBLIN**
Tokio Marine Global Re Limited
38/39 Fitzwilliam Square, Dublin 2

DENMARK

❖ **COPENHAGEN**
Tokio Marine Europe Insurance Limited
c/o CNA Insurance Hansen & Klein A/S.
Hammerensgade 6, 1st Floor, DK1267, Copenhagen K

NORWAY

❖ **OSLO**
Tokio Marine Europe Insurance Limited
c/o Citius Insurance AS
Drammensveien 145b, P.O. Box 170, Skøyen N-0212 Oslo

GREECE

❖ **ATHENS**
Tokio Marine Europe Insurance Limited
c/o Willis Kendriki S.A.
44 Ermou Street, 105 63, Athens

ITALY

▲❖ **MILANO**
Tokio Marine Europe Insurance Limited, Italy Branch
c/o Allianz Subalpina S.p.A.
Via Turati 4, 20121 Milano

SPAIN

▲❖ **BARCELONA**
Tokio Marine Europe Insurance Limited, Spain Branch
Via Augusta, 281-285, 08017, Barcelona

MIDDLE & NEAR EAST

UNITED ARAB EMIRATES

▲■ **DUBAI**
c/o Al Futtaim Development Services Company — LLC,
The Tokio Marine and Fire Insurance Co., Ltd.
3rd Floor, Deira City Center Office Building,
P.O. Box 152, Deira, Dubai

IRAN

▲ **TEHRAN**
c/o Rahavard Insurance Consultants Company
Tavanir Ave., Nezami Ghanjavi Ave., No. 20, Pannah St.,
Post Code 14348, Tehran

SAUDI ARABIA

▲■ **JEDDAH**
c/o Hussein Aoueini & Co., Ltd.
Apartment 202-204 Shaker Building, South of Caravan Shopping Center, Ibrahim, Shaker Street, (P.O. Box 25), Jeddah 21411

▲ **RIYADH**
c/o Hussein Aoueini & Co., Ltd.
No. 356 5th Floor, Al-Mousa Residential & Commercial Center, Olayla Road, (P.O. Box 643), Riyadh 11421

▲ **AL KHOBAR**
c/o Hussein Aoueini & Co., Ltd.
Room No. 203, Fluor Arabia Building, King Abdul Aziz Boulevard Road, 1 KM North of Al Khobar, (P.O. Box 290),
Al Khobar 31952

BAHRAIN

▲❖ **MANAMA**
The Arab-Eastern Insurance Company Limited E.C.
2nd Floor, AFS Tower Building 155, Road 2004,
(P.O. Box 10264), Manama 320

KUWAIT

▲ **KUWAIT**
c/o Kuwait Insurance Company S.A.K.
P.O. Box 769 Safat, 13008, Kuwait

TURKEY

▲❖ **ISTANBUL**
Koc Allianz Sigorta A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

❖ **ISTANBUL**
Koc Allianz Hayat ve Emeklilik A.S.
Baglarbasi, Kisikli Caddesi No. 11, 81180 Altunizade-Istanbul

OCEANIA & MICRONESIA

AUSTRALIA

▲■❖ **SYDNEY**
Tokio Marine Management (Australasia) Pty. Ltd.
Level 12, The Chifley Tower, 2 Chifley Square, Sydney, N.S.W. 2000 (G.P.O. Box 4616, Sydney N.S.W. 2001)

▲❖ **MELBOURNE**
Tokio Marine Management (Australasia) Pty. Ltd.
Victoria Branch,
Level 14, 10-16 Queens Street, Melbourne, Victoria 3000

❖ **ADELAIDE**
Tokio Marine Management (Australasia) Pty. Ltd.
South Australia Branch,
7th Floor, 45 King William Street, Adelaide,
South Australia 5000

NEW ZEALAND

■ **AUCKLAND**
c/o IAG New Zealand Insurance Limited
Level 10, NZI House, 151 Queen Street, Auckland 1
(P.O. Box 1609)

COMMONWEALTH OF THE NORTHERN MARIANA ISLANDS

■ **SAIPAN**
c/o Pacifica Insurance Underwriters, Inc.
P.O. Box 500168, Saipan, C.N.M.I. 96950

■ **SAIPAN**
Calvo's Insurance Underwriters (CNMI), Inc.,
Oleai Center Bldg., San Jose, Saipan MP96950

REPUBLIC OF PALAU

■ **PALAU**
c/o Neco Insurance Underwriters, Ltd.
P.O. Box 129, Koror, Palau, W.C.I. 96940

ASIA

PEOPLE'S REPUBLIC OF CHINA

● **SHANGHAI**
38F Shanghai Senmao International Building, 101 Yin Cheng Dong Lu, Pudong New Area, Shanghai 200220

▲ **SHANGHAI**
Room 1602, Shanghai International Trade Building, Yanan West Road, Shanghai 200220

❖✱ **SHANGHAI**
Sino Life Insurance Co., Ltd.
18th Floor, World Plaza, 855 Pudong South Road, Pudong, Shanghai 200120

▲ **BEIJING**
7th Floor, Changfugong Office Building, No. JIA26, Jianguomenwai Dajie, Chaoyang-Qu, Beijing

▲ **BEIJING**
Beijing Fortune Building, Room No. 921C, 5 Dong San Huan Bei Lu, Chaoyang District, Beijing, The People's Republic of China
Phone: (010) 6590-8558

▲ **TIANJIN**
Room No. 2309, Tianjin International Bldg., 75 Nanjing Road, Tianjin

▲ **DALIAN**
5F Sen Mao Building, No. 147 Zhong Shan Road, Xi Gang Qu, Dalian

▲ **NANJING**
Room 1758, Nanjing World Trade Center, 2 Hanzhong Road, Nanjing

▲ **CHENGDU**
Room No. 361, Jin Jiang Hotel, No. 80 Section 2 Ren Min Ave., Chengdu

▲ **GUANGZHOU**
Room 1231-1233, Garden Office Tower, 368 Huanshi Dong Lu, Guangzhou

▲ **SHENZHEN**
Room 713, 7F, Office Tower Shun Hing Square, Di Wang Commercial Centre, 5002 Shen Nan Dong Road, Shenzhen

▲ **SUZHOU**
12th Floor, G.H.I.J. Jinshi Building, Shinshan Road 12, Suzhou

▲■✱ **HONG KONG**
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
27th Floor, United Centre, 95 Queensway, Hong Kong

❖ **HONG KONG**
Tokio Marine Investment Services, Limited
27th Floor, United Centre, 95 Queensway, Hong Kong

▲ **HONG KONG**
Room 2101, 21/F, AIA Plaza, 18 Hysan Avenue, Causeway Bay, Hong Kong

TAIWAN

▲ **TAIPEI**
14th Floor, No. 111, Sungchiang Road, Taipei

✱ **TAIPEI**
NEWA Insurance Co.,Ltd. Headquarter
7F, 458, Hsin Yi Rd., Sec.4, Hsin Yi Dist., Taipei

✱ **TAICHUNG**
NEWA Insurance Co., Ltd. Taichung Branch Office
3F, 194, Wen Hsin Rd., Sec.4, N.Dist., Taichung city

✱ **KAOHSIUNG**
NEWA Insurance Co., Ltd. Kaohsiung Branch Office
7F, 394, Yucheng Rd., Tzuoying Dist., Kaohsiung

✱ **KEELUNG**
NEWA Insurance Co., Ltd. Keelung Liaison Office
5F-1, 43, Yi Yi Rd., Chung Cheng Dist., Keelung City

✱ **TAIPEI**
NEWA Insurance Co., Ltd. Shihlin Liaison Office
3F, 237, Chengde Rd., Sec.4, Shihlin Dist., Taipei

✱ **PANCHIAO**
NEWA Insurance Co., Ltd. Panchiao General Production Dept.
11F, 268, Wen Hua 1st Rd., Sec.1, Panchiao City. Taipei Hsien

✱ **TAOYUAN**
NEWA Insurance Co., Ltd. Taoyuan General Production Dept.
12F-1, 1071, Chung Cheng Rd., Taoyuan City, Taoyuan Hsien

✱ **JUNGLI**
NEWA Insurance Co., Ltd. Jungli Liaison Office
7F, 204, Mintzu Rd., Jungli City, Taoyuan Hsien

✱ **HSINCHU**
NEWA Insurance Co., Ltd. Hsinchu Liaison Office
3F-2, 2, Wu Ling Rd., Hsinchu City

✱ **MIAOLI**
NEWA Insurance Co., Ltd. Miaoli Liaison Office
75, Min Tsu Rd., Miaoli City, Miaoli Hsien

✱ **SHALU**
NEWA Insurance Co., Ltd. Shalu Liaison Office
132, Chung Shan Rd., Shalu Town.Taichung Hsien

✱ **TSAOTUN**
NEWA Insurance Co., Ltd. Tsaotun Liaison Office
508, Cheng Kung Rd., Sec.1, Tsaotun Town, Nantou Hsien

✱ **CHANGHUA**
NEWA Insurance Co., Ltd. Changhua General Production Dept.
4F, 48, Heping Rd., Changhua City, Changhua Hsien

✱ **TOUNAN**
NEWA Insurance Co., Ltd. Tounan Liaison Office
69, Chien Kuo 1st Rd., Tounan Town.Yunlin Hsien

✱ **CHIAYI**
NEWA Insurance Co., Ltd. Chiayi Liaison Office
4F-1, 237, Yu-I Rd., Chiayi City

✱ **TAINAN**
NEWA Insurance Co., Ltd. Tainan General Production Dept.
3F-1, 480 Hsi Men Rd., Sec.4, Tainan City

✱ **KANGSHAN**
NEWA Insurance Co., Ltd. Kangshan Liaison Office
189, Kuang Yuan W.Rd., Sec. 3, Kangshan Town, Kaohsiung Hsien

✱ **PINGTUNG**
NEWA Insurance Co., Ltd. Pingtung Liaison Office
46, Ho Sheng Rd., Sec.2, Pingtung City, Pingtung Hsien

✱ **LOTUNG**
NEWA Insurance Co., Ltd. Lotung Liaison Office
1F, 542, Chun Ching Rd., Lotung Town, Ilan Hsien

✱ **HUALIEN**
NEWA Insurance Co., Ltd. Hualien Liaison Office
492, Ho Ping Rd., Hualien City, Hualian Hsien

✱ **TAITUNG**
NEWA Insurance Co., Ltd. Taitung Liaison Office
416, Hsin Sheng Rd., Taitung City, Taitung Hsien

KOREA

▲ **SEOUL**
8th Floor, Samsung Insurance Bldg. 87, Euljiro, 1-Ga, Joong-Gu, Seoul 100-843

PHILIPPINES

▲✱ **MANILA**
Tokio Marine Malayan Insurance Co., Inc.
3rd, 6th and 7th Floors, Y Tower II, Alfaro Cor. Gallardo Streets, Salcedo Village, Makati, Metro Manila

THAILAND

▲✱ **BANGKOK**
The Sri Muang Insurance Co., Ltd.
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **BANGKOK**
Tokio Marine South-East Servicing Company Limited
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **BANGKOK**
Tokio Management Services (Thailand) Co., Ltd.
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **BANGKOK**
TMF Holding (Thailand) Limited
Empire Tower Building, 40th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **BANGKOK**
Millea Life Insurance (Thailand) Public Co., Ltd.
Empire Tower Building, 26th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **BANGKOK**
Pannasub Co., Ltd.
Empire Tower Building, 26th Floor, 195 South-Sathorn Road, Yannawa, Sathorn, Bangkok 10120

✱ **CHONBURI**
The Sri Muang Insurance Co., Ltd., Chonburi Branch
880, 882 Sukumvit Road, Tumbol Bangplasroi, Ampher Muang, Chonburi 20000

✱ **CHIANG MAI**
The Sri Muang Insurance Co., Ltd., Chiang Mai Branch
2nd Floor, Airport Business Park Bldg. Suite 208, 90 Mahidol Rd., Tumbol Haiya Amphur Muang, Chiang Mai 50100

MALAYSIA

▲✱ **KUALA LUMPUR**
Tokio Marine Insurans (Malaysia) Bhd.
29th–31st Floors, Menara Dion 27 Jalan Sultan Ismail, 50250 Kuala Lumpur

✱ **IPOH**
Tokio Marine Insurans (Malaysia) Bhd.
58B (2nd Floor) Persiaran Greentown 1, Greentown Business Centre 30450 Ipoh, Perak Darul Ridzuan

✱ **MELAKA**
Tokio Marine Insurans (Malaysia) Bhd.
No. 59, Jalan Melaka Raya 25, Taman Melaka Raya 75000 Melaka

❖ **LABUAN**
Tokio Marine Global Re Limited, Labuan Branch
c/o MNI Offshore Insurance (L) Ltd., Level 11 (E), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 WP Labuan
(Kuala Lumpur Marketing Office:
Menara Dion, #34-01, Jalan Sultan Ismail, 50250 Kuala Lumpur)

SINGAPORE

▲✱ **SINGAPORE**
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

✱ **SINGAPORE**
Millea Asia Pte. Ltd.
6 Shenton Way #25-09, DBS Building, Tower Two, Singapore 068809

❖ **SINGAPORE**
Tokio Marine Asset Management International Pte. Ltd.
6 Shenton Way #23-08, DBS Building, Tower Two, Singapore 068809

△ **SINGAPORE**
18 Amoy Street, Level 2, Singapore 069900

BRUNEI

✱ **BANDER SERI BEGAWAN**
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
6 Shenton Way #23-08, DBS Building Tower Two, Singapore 068809

INDONESIA

▲✱ **JAKARTA**
P.T. Asuransi Tokio Marine Indonesia
Sentral Senayan I, 3rd & 4th Floors, Jl. Asia Africa No. 8, Jakarta 10270

✱ **SURABAYA**
P.T. Asuransi Tokio Marine Indonesia, Surabaya Branch Office
Medan Pemuda Building 8th Floor, 27-31 Jalan Pemuda, Surabaya 60271

✱ **BATAM**
P.T. Asuransi Tokio Marine Indonesia, Batam Representative Office
Wisma Batamindo, 3rd Floor, unit no. 16, Jl. Rasamala No. 1, Mukakuning, Batam 29433

VIETNAM

✱ **HANOI**
Vietnam International Assurance Company, Hanoi Branch
6th Floor, Sun Red River, 23 Phan Chu Trinh Street, Hoan Kiem District, Hanoi

✱ **HO CHI MINH CITY**
Vietnam International Assurance Company
10th Floor, Saigon Trade Center, 37 Ton Duc Thang, District 1, Ho Chi Minh City

MYANMAR

▲ **YANGON**
FMI Centre, Room No. 908, 9th Floor, No. 380, Bogyoke Aung San Street, Pabedan Township, Yangon

INDIA

▲ **NEW DELHI**
Lower Ground Floor, A-11/1, Vasant Vihar, New Delhi 110057

✱ **NEW DELHI**
IFFCO-TOKIO General Insurance Co. Ltd., Delhi Branch
FAI Building, 10, Shaheed Jeet Singh Marg, Qutub Institutional Area, New Delhi 110067

✱ **NEW DELHI**
IFFCO-TOKIO General Insurance Co. Ltd., CP Office
505-Kailash Building, 26 K. G. Marg, New Delhi 110001

✱ **HARYANA**
IFFCO-TOKIO General Insurance Co. Ltd., Corporate Office
4th Floor, Palm Court, Plot No 20/4, Mehsauli-Gurgaon, Road, Sukhrali Chowk, Gurgaon, Haryana 122001

✱ **HARYANA**
IFFCO-TOKIO Insurance Services Ltd.
4th Floor, Palm Court, Plot No 20/4, Mehsauli-Gurgaon, Road, Sukhrali Chowk, Gurgaon, Haryana 122001

✱ **NOIDA**
IFFCO-TOKIO General Insurance Co. Ltd., Noida Office
KRIBHCO Building, 11 Floor, A-10, Sector 1, Noida 201301

✱ **AHMEDABAD**
IFFCO-TOKIO General Insurance Co. Ltd., Ahmedabad Branch
45, Drive in Road, Opposite to Dev Bhumi, Apartments, Near Navrang Pura, Ahmedabad 380009

* ALLHABAD
IFFCO-TOKIO General Insurance Co. Ltd.
Meena Bazar (1st Floor), 10 Sardar Patel Marg, Civil Lines, Allahabad 211001
* BAREILLY
IFFCO-TOKIO General Insurance Co. Ltd.
B-148, IFFCO Township, Aonla, Bareilly (U. P.) 243403
* BANGALORE
IFFCO-TOKIO General Insurance Co. Ltd., Bangalore Zonal Office
No. 8, 3rd Floor, 3rd Block Karnataka State, Marketing Vibration Building Cunningham Road, Bangalore 560052
* BHOPAL
IFFCO-TOKIO General Insurance Co. Ltd., Bhopal Branch
Block 2, 3rd Floor, Paryas Bhawan, Arera Hills, Bhopal 462011
* CHENNAI
IFFCO-TOKIO General Insurance Co. Ltd.
No. 28, North Usman Road, 'T' Nagar, Chennai 600017
* COCHIN
IFFCO-TOKIO General Insurance Co. Ltd.
XL/1485, 1st Floor, 'Satgamaya', M. G. Road, Cochin 682011
* COIMBATORE
IFFCO-TOKIO General Insurance Co. Ltd.
Ponmani Towers, 73 Avarampalayam Road, New Sidhapudur, Coimbatore 641044
* HYDERABAD
IFFCO-TOKIO General Insurance Co. Ltd.
2nd Floor, Usha Chambers, Banjara Hills Road, Panjagutta, Hyderabad 500028
* KOLKATA
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
9/1, Metro Towers, 9th Floor, 1. Hochiminh Sarani, Kolkata 700071
* LUCKNOW
IFFCO-TOKIO General Insurance Co. Ltd.
C/O IFFCO, 8, Gokhale Marg, Lucknow 226001
* LUDHIANA
IFFCO-TOKIO General Insurance Co. Ltd.
1st Floor, Sohan Singh Complex, Shastri Nagar, Near Railway Crossing, Ludhiana 141002
* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd., Bandra Office
C/O IFFCO, 181, Waterfield Road, Bandra (West) Mumbai 400050
* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd., Nariman Point Office
1404 Maker Chamber No. 5, 14th Floor, Jamnalal Bajaj Road, Nariman Point, Mumbai 400021
* MUMBAI
IFFCO-TOKIO General Insurance Co. Ltd.
ILFS Building, G Block, C-22, Quadrant A, 3rd Floor, Bandra Kurla Complex, Bandra East, Mumbai 400051
* CHANDIGARH
IFFCO-TOKIO General Insurance Co. Ltd.
IFFCO COMPLEX
Plot No. 2 (B&C) Sector 28-A, Madhya Marg, Chandigarh 160002
* NAGPUR
IFFCO-TOKIO General Insurance Co. Ltd.
Block No. 2, Rohera Arcade, 1st Floor, Ajni Square, Wardha Road, Nagpur 440015
* PUNE
IFFCO-TOKIO General Insurance Co. Ltd.
Kapil Towers, A-301, 45, Ambedkar Road, Near RTO Office Pune 411001
* SURAT
IFFCO-TOKIO General Insurance Co. Ltd.
1st Floor, House ANR World Trade Center, 21st Century Business Center, Ring Road, Surat 395003
* VADODARA
IFFCO-TOKIO General Insurance Co. Ltd.
Mezzanine Floor, Meghdhanush Building, Near Transpek Circle, Gotri Road, Vadodara 390007
* ORISSA
IFFCO-TOKIO General Insurance Co. Ltd.
Hig-208, Kannan Vihar, Chandra Shekar Pur, Bhubaneshwar, Orissa 751031

(As of August 1, 2003)

Directors and Corporate Auditors of Millea Holdings, Inc.

(As of August 1, 2003)

Chairman of the Board of Directors
Tomio Higuchi

President, Director
Kunio Ishihara

Executive Vice President, Director
Katsuo Handa

Senior Managing Director
Yukiteru Noji

Managing Director
Yasuo Yaoita

Directors
Shoji Ueno
Yasuo Tago
Minoru Makihara
Masamitsu Sakurai
Haruo Shimada
Toshiro Yagi

Standing Corporate Auditors
Takehisa Kikuchi
Sadao Yamamoto

Corporate Auditors
Iwao Hanaoka
Shigemitsu Miki

Investor Information

(As of August 1, 2003)

Head Office:
Millea Holdings, Inc.
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3333
Facsimile: 81-3-6212-3711

Stock Exchange Listings and Quotations:
The common stock is listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. American Depositary Receipts for common stock are quoted on NASDAQ/NMS in the United States.

Depositary for American Depositary Receipts:
Citibank, N.A.
Shareholder enquiries should be directed to:
Citigroup Shareholder Services
P.O. Box 2502, Jersey City, New Jersey 07303-2502, U.S.A.
Phone: 877-CITI-ADR (248-4237)
Facsimile: 201-324-3284
E-mail: citibank@shareholders-online.com

Transfer Agent for Common Stock:
The Mitsubishi Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0014, Japan

Annual Meeting of Shareholders:
The annual meeting of shareholders of Millea Holdings is held in June in Tokyo, Japan.

Number of Shares of Common Stock Issued:
1,857,048.75 shares

Investor Relations:
Millea Holdings, Inc.
Corporate Planning Department, Investor Relations Group
West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004,
Japan
Phone: 81-3-6212-3408
Facsimile: 81-3-6212-3711
URL: http:// www.millea.co.jp

Millea Holdings, Inc.

West Tower, Otemachi First Square,
5-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-0004, Japan
Phone: Tokyo (03) 6212-3333

www.millea.co.jp